UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
Form 10-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2011.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-23018

PLANAR SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation)	**93-0835396** (IRS Employer Identification No.)
1195 NW Compton Drive **Beaverton, Oregon 97006** (Address of principal executive offices) (Zip Code)	**(503) 748-1100** (Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock Preferred Stock Purchase Rights	NASDAQ Global Market
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting common stock of the registrant at April 1, 2011, excluding shares held by affiliates, was approximately $44,952,408.

Number of shares of common stock outstanding at November 18, 2011: 20,520,356

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to the Annual Report on Form 10-K of Planar Systems, Inc. (together with its subsidiaries, the "Company," "we," "our" or "us") for the fiscal year ended September 30, 2011 as filed with the SEC on November 23, 2011 (the "2011 Annual Report"), is being filed pursuant to Form 10-K instruction G(3) to include in the Annual Report the information required by Part II (Item 5) and Part III (Items 10, 11, 12, 13 and 14) of Form 10-K.

In addition to amending Item 5 of Part II and Items 10 through 14 of Part III to provide the omitted information, this Amendment amends Item 15 of Part IV to include new certifications being provided with this Amendment pursuant to the Sarbanes-Oxley Act of 2002. Except as specifically referenced herein, this Amendment No. 1 does not reflect any event occurring after November 23, 2011, the filing date of the 2011 Annual Report.

Part I

BUSINESS

Item 1. General

Planar Systems, Inc. is a provider of specialty display products, solutions, and services for customers in a number of end-market segments. Products include display components, completed displays, and display solutions and systems based on a variety of flat panel and front- and rear-projection technologies. The Company has a global reach with sales offices in North America, Europe, and Asia and manufacturing facilities in Finland, France and North America.

The electronic specialty display industry is driven by the proliferation of display products, from both the increase in functionality in "smart" devices and the availability and versatility of LCD flat panel displays at increasingly lower costs; the ongoing need for system providers and integrators to rely on display experts to provide customized solutions; and from the growth in the market for targeted marketing and messaging to consumers using digital signage in a variety of form factors in both indoor and outdoor applications.

Unless context otherwise requires, or as otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "Planar," refer to Planar Systems, Inc. and, unless the context requires otherwise, includes all of the Company's consolidated subsidiaries.

The Company's Strategy

For over a quarter century, Planar has been designing and bringing to market innovative display solutions. The Company focuses on customized or specialty display products and systems, generally in niche display markets where requirements are more stringent, innovation is valued, and the customer is not served or is underserved by the mass-market, commodity display providers. The Company is adding resources to further target the growing market for digital signage displays, where a variety of its customers use the Company's video wall and custom products for digital signage applications in retail, airport, sports arena and stadium, hospitality, quick serve restaurant, corporate and higher-education venues.

The Company's Markets

Prior to fiscal 2010 the Company reported four business segments: Industrial, Commercial, Control Room and Signage, and Home Theater. The Company now has one reportable segment, which is consistent with how the Company is currently managed. Segment information for fiscal 2009 has been restated to conform with the current year's presentation. See further discussion in Note 14—Business Segments.

Planar delivers products for a variety of uses and categorizes the markets it serves as follows: Custom and Embedded, Video Wall, Information Technology, and High-end Home.

Custom and Embedded

The Company leverages its historical core competency in Electroluminescent ("EL") technologies and employs these technologies to focus on providing customized, embedded, and ruggedized displays to Original Equipment Manufacturers ("OEMs") and other system suppliers. Key technologies used in products sold to this market also include customized Active-Matrix Liquid Crystal Display ("AMLCD") panels. These technologies are used in a variety of applications and industries including instrumentation, medical equipment, vehicle dashboards, indoor and outdoor digital signage (including quick serve restaurant outdoor menu boards), and military applications, all of which require functionality in demanding usage conditions such as rugged outdoor conditions, extreme temperatures, instances where shaking or shock is expected, or applications that necessitate 3-D imaging.

Video Wall

The Company serves the video wall display market by offering both high-resolution flat panel LCD video walls and rear-projection cube video walls for use in large venue digital signage as well as various control room installations. The Company has marketed these products under the Clarity brand since 2006 when the Company acquired Clarity Visual Systems, Inc. ("Clarity"). The Company's Clarity Matrix family, tiled flat panel LCD video wall systems utilizing Super Narrow Bezel technology, is increasingly being used in retail and large venue applications as LCD costs have declined. Use of these products has also increased as LCD technology has made advancements to allow panel tiling with smaller bezels, enabling a growing number of installations especially in new digital signage applications. Digital signage video wall installations are also used in a variety of airport, sports arena, corporate, hospitality, and higher-education venues. The market for control room video wall solutions is driven by the development, expansion and upgrade of industrial infrastructure such as power plants, transportation systems, communication systems, and security monitoring. Control room installations are typically found in the security, governmental, telecom, energy, industrial, broadcast, and transportation sectors.

Information Technology ("IT")

The Company capitalizes on its strong supply chain, logistics, and distribution relationships to sell a variety of primarily LCD based displays to the IT market. These strong relationships give the Company the ability to drive revenues in a number of product categories, including desktop monitors, touch displays, widescreen monitors, and front-projection equipment through its network of IT resellers.

High-end Home

The Company serves the high-end home market with its high-performance home theater front-projection video systems, video processing equipment, large-format thin video displays, "window wall" video applications, and a number of accessories. The Company has sold these products under the Runco brand since 2007 when it acquired the business assets of Runco International, Inc. ("Runco"), an industry leader in high-end, luxury video products. Planar's Runco products are primarily sold to its established network of custom home installation dealers in the United States.

Research and Product Development

The Company engages, on an on-going basis, in research and product development activities. Research expenses are primarily related to the commercialization of display technologies, new system architectures, and fundamental process improvements. Product development expenses are directly related to the design, prototyping, and development of new products and technologies. Expenses consist primarily of salaries, project materials, outside services, allocation of facility expenses, and other costs associated with the Company's ongoing efforts to develop new products, and processes and enhancements to existing products. The Company spent $11.8 million, $11.6 million, and $10.6 million on research, development and product engineering in the fiscal years 2011, 2010 and 2009, respectively. These expenses were partially offset by research and development tax credits from government agencies and contract funding from private sector companies totaling $1.1 million in both fiscal 2011 and 2010 and $0.7 million in fiscal 2009.

Intellectual Property

The Company holds a number of patents, trade secrets, trademarks, copyrights and other elements of intellectual property, and uses nondisclosure agreements and other measures to protect its proprietary rights. A primary success factor in the Company's markets is developing in-depth familiarity with the needs of the end users of its products. The continual product development, exclusive product features and technical expertise that result from this knowledge drive the results of the Company's products in the marketplace.

Branding, Marketing and Sales

Efforts to raise market awareness and competitive advantage from the Planar, Clarity, and Runco brands are continuous. Marketing efforts focus on identifying prospects and communicating the attributes foremost in the minds of purchasing decision-makers. This approach is intended to ensure the highest possible return on investment for the Company's marketing expense.

The Company employs sales professionals in many countries around the world and sells both directly to end users and through reseller channels. The primary focus is creating revenue through these reseller channels. At the end of fiscal 2011, the Company employed sales resources in the United States, United Kingdom, Finland, Germany, Italy, France, Turkey, United Arab Emirates, Kuwait, India, Taiwan and China.

No customers represented over 10% of the Company's revenue in fiscal years 2011, 2010 or 2009.

Backlog

The Company believes the backlog metric is of limited utility in predicting future sales because a significant majority of the Company's sales are made on a ship-to-order basis.

At September 30, 2011 and September 24, 2010 the Company's backlog, which includes all binding purchase contracts and accepted purchase orders, was approximately \$22.6 million and \$27.4 million, respectively. Backlog for end-of-life products at September 30, 2011 and September 24, 2010 included orders of approximately \$1.4 million and \$0.5 million, respectively. Variations in the magnitude and duration of contracts and customer delivery requirements may result in substantial fluctuations in backlog from period to period.

Manufacturing and Raw Materials

The Company partners with offshore suppliers for its manufacturing and assembly capacity, in addition to its EL manufacturing facility in Finland and assembly and integration operations in Oregon and France. The Company believes that its effective management of these partners and its global supply chain is an important competency and competitive advantage.

Quality and reliability are emphasized in the design, manufacture and assembly of each of the Company's products. All of Planar's facilities have active operator training/certification programs and regularly use advanced statistical process control techniques. The Company's products undergo thorough quality inspection and testing throughout the manufacturing process. The Company's production processes and facilities related to its custom and embedded and video wall products have received and maintain their ISO9001 registration. This registration requires that a company meet a set of criteria established by an independent, international quality organization that measures the quality of systems, procedures and implementation in manufacturing, marketing, and development of products and services.

The Company's EL manufacturing facility in Finland produces a wide range of display types and sizes. Manufacturing operations consist of the procurement and inspection of components, manufacture of EL displays using a thin-film atomic layer deposition process, final assembly of some components, and extensive testing of finished products.

The Company currently procures from outside suppliers all of its raw materials, including raw glass, driver integrated circuits, electronic circuit assemblies, power supplies, high-density interconnects, light engines, rear-projection screens, and projectors. Significant raw material supply risks to the Company's operations involve the procurement of LCD panel glass and rear-projection screens. The Company strives to buy these materials from multiple partners and forecast demand as accurately as possible to effectively manage this risk and ensure supply of these components. The Company continues to work at diversifying its supplier base for high resolution glass and rear-projection screens. The Company procures most of its Runco branded products from a small number of suppliers who are the sole source of certain products. As such, a significant portion of the High-end Home product sales are substantially dependent on the continuation of Planar's relationships with these suppliers.

Competition

Holding a strong competitive position in the market for specialty displays requires maintaining a diverse product portfolio which addresses a wide variety of customer needs. In addition to the product portfolio, the Company competes with other display manufacturers based upon commercial availability, price, visual performance (e.g. brightness, color capabilities, contrast and viewing angle), brand reputation, firmware, size, design flexibility, power usage, durability, ruggedness, and customer service. The Company believes its wide range of product offerings, flexibility, responsiveness, technical support, and customer satisfaction programs are important to its competitive position.

The Company's direct competitors are numerous and diverse. In display systems including AMLCD components sourced from manufacturers, Planar's value-added specialty display products compete against those of NEC, Acer, Viewsonic, Dell and others in the IT market. In the Custom and Embedded market, the Company sometimes competes against the internal engineering functions of some of its OEM customers. In addition, other industrial display systems specialists include Global Display Solutions, NEC, Sharp, and a variety of small, highly specialized producers. The Company's EL business primarily competes with substitute technologies. The Company's principal competitors for the Video Wall market include Barco, Mitsubishi Electric, Eyevis, and Christie Digital Systems, Inc. for rear-projection cubes and NEC and Samsung for LCD video walls. The Company's High-end Home products primarily compete against those of SIM2, Marantz, Dreamvision, Digital Projection International, and Panasonic Premiere.

Employees

People are considered to be a key element for success by the Company. Planar's future success will depend largely on its ability to continue to attract, retain, and motivate highly skilled and qualified personnel.

The Company's U.S. employees are not represented by any collective bargaining units and the Company has never experienced a work stoppage in the United States. The Company's Finnish, French, and Italian employees are, for the most part, covered by national union contracts. These contracts are negotiated annually between the various employee unions and the employer's union and stipulate benefits, wage rates, wage increases, grievance and termination procedures, and working conditions.

As of September 30, 2011, the Company had 471 employees worldwide; 292 in the United States and 179 in Europe, Asia and the rest of the world. Of these, 127 were engaged in sales and marketing, 50 in research and product development, 70 in general and administrative roles, and 224 in manufacturing and manufacturing support.

Available Information

The Company's Internet website address is *www.planar.com.* Planar's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are available through the Internet website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into the Annual Report on Form 10-K.

Item 1A. Risk Factors

The following issues, risks, and uncertainties, among others, should be considered in evaluating the Company's future financial performance and prospects for growth.

The risks inherent in the Company's operations could be heightened by an ongoing worldwide economic slowdown and lack of credit availability.

In the recent past, general worldwide economic conditions have experienced a dramatic downturn due to credit conditions, liquidity concerns, slower economic activity, concerns about inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. The recent downgrade of the U.S. credit rating and the possibility that certain European member states will default on their debt obligations have increased the already significant uncertainty about the stability of global credit and financial markets. These conditions make it extremely difficult for the Company's customers, the Company's vendors, and the Company to accurately forecast and plan future business activities. In this time of economic difficulties, the Company's financial performance and prospects for growth are subject to heightened risks including, but not limited to, the risk that the poor economic conditions and uncertainties in the credit and financial markets could adversely affect the amount, timing and stability of the demand for the Company's products, the financial strength of the Company's customers and vendors and their ability or willingness to do business with the Company, the ability of the Company's customers and/or vendors to fulfill their obligations to the Company, and the ability of the Company's customers and/or vendors to obtain credit in amounts and on terms acceptable to them. Each of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations, including:

- disruptions in business relations between the Company and its vendors, which could result in delays or other difficulties obtaining, or increases in the price of, components and materials required for the Company's products;
- a rapid or unexpected decrease in demand for the Company's products, including the cancellation or delay of existing or expected orders for the Company's products, which could reduce sales and/or result in the Company carrying excess inventories;
- a decline in the financial strength of the Company's customers' businesses which could result in their inability to pay their vendors in a timely manner, declaring bankruptcy or otherwise ceasing operations, any of which could harm the Company's ability to collect on amounts due from its customers in a timely manner, or at all. The Company does maintain allowances for estimated losses resulting from the inability of its customers to make required payments.

The Company took a number of measures to reduce costs in response to the worldwide economic downturn over the past three years, and the related decreases in revenue levels. However, the Company has since begun to make increased investments in sales and marketing expenses to better position it for sales growth, especially given the growing demand for digital signage products. If the economic recovery were to cease or dip back into recession, or if customer demand were to not improve or slow down, the Company might be unable to adjust expense levels rapidly enough in response to falling demand or without changing the way in which it operates. If revenues were to decrease further and the Company was unable to adequately reduce expense levels, it might incur significant losses that could potentially adversely affect the Company's overall financial performance and the market price of the Company's common stock.

The Company's operating results can fluctuate significantly.

In addition to the variability resulting from the short-term nature of commitments from the Company's customers, other factors can contribute to significant periodic fluctuations in its results of operations. These factors include, but are not limited to, the following:

- the receipt and timing of orders and the timing of delivery of orders;
- the inability to adjust expense levels or delays in adjusting expense levels, in either case in response to lower than expected revenues or gross margins;
- the volume of orders relative to the Company's capacity;
- product introductions and market acceptance of new products or new generations of products;

- evolution in the lifecycles of customers' products;
- changes in cost and availability of labor and components;
- variations in revenue and gross margins relating to the mix of products available for sale and the mix of products sold from period to period;
- availability of sufficient quantities of the components of the Company's products;
- variation in operating expenses;
- vesting of restricted stock based upon achievement of certain performance measures;
- pricing and availability of competitive products and services;
- general economic conditions and changes—whether or not anticipated—in economic conditions; and
- the ability to use cash flow to fund working capital, capital expenditures, development projects, acquisitions, and other general corporate purposes, which could be limited by any Company indebtedness and the covenants of the Company's existing credit facility.

Accordingly, the results of any past periods should not be relied upon as an indication of the Company's future performance. It is possible that, in some future period, the Company's operating results may be below expectations of public market analysts and/or investors. If this occurs, the Company's stock price may decrease.

The Company faces intense competition.

Each of the markets served by the Company is highly competitive, and the Company expects this to continue and even intensify. The Company believes that over time this competition will have the effect of reducing average selling prices of its products. Certain of the Company's competitors have substantially greater name recognition and financial, technical, marketing and other resources than does the Company. There is no assurance that the Company will not face additional competitors or that the Company's competitors will not succeed in developing or marketing products that would render the Company's products obsolete or noncompetitive. To the extent the Company is unable to compete effectively, its business, financial condition and results of operations would be materially adversely affected. The Company's ability to compete successfully depends on a number of factors, both within and outside its control. These factors include, but are not limited to:

- the Company's effectiveness in designing new product solutions, including those incorporating new technologies;
- the Company's ability to anticipate and address the needs of its customers;
- the Company's ability to develop innovative, new technologies and the extent to which such technologies can be protected as proprietary to the Company;
- the Company's ability to develop effective technology;
- the quality, performance, reliability, features, ease of use, pricing and diversity of the Company's product solutions;
- foreign currency fluctuations, which may cause competitors' products to be priced significantly lower than the Company's product solutions;
- the quality of the Company's customer services;
- the effectiveness of the Company's supply chain management;
- the Company's ability to identify new vertical markets and develop attractive products to address the needs of such markets;
- the Company's ability to develop and maintain effective sales channels;
- the rate at which customers incorporate the Company's product solutions into their own products; and
- product or technology introductions by the Company's competitors.

The Company's success depends on the development of new products and technologies.

Future results of operations will partly depend on the Company's ability to continue to improve and market its existing products, while also successfully developing and marketing new products and developing new markets for existing products and technologies. If the Company fails to do this, its existing products or technologies could become obsolete or noncompetitive. Additionally, if the Company were unable to successfully execute its transition from existing products to new offerings or technologies, it could result in the Company holding excess or obsolete inventory, which could have a material adverse effect on the Company's business, financial condition, and results of operations. In the past, the Company has reduced its spending on research and development projects as it focuses on overall cost reductions. The Company may be required to reduce research and development expenditures in future periods as a part of cost reduction programs. These reductions could impact the Company's ability to improve its existing products and to successfully develop new products in the future.

New products and markets, by their nature, present significant risks and even if the Company is successful in developing new products, they typically result in pressure on gross margins during the initial phases as start-up activities are spread over lower initial sales volumes. The Company has experienced lower margins from new products and processes in the past, which have negatively impacted overall gross margins. In addition, customer relationships can be negatively impacted due to production problems and late delivery of shipments. Future operating results will depend on the Company's ability to continue to provide new product solutions that compare favorably on the basis of cost and performance with competitors. The Company's success in attracting new customers and developing new business depends on various factors, including, but not limited to, the following:

- developing and/or deploying advances in technology;
- developing innovative products for new markets;
- offering efficient and cost-effective services;
- timely completing of the design and manufacture of new product solutions; and
- developing proprietary technology positions and adequately protecting the Company's proprietary property.

The Company must continue to add value to its portfolio of offerings.

Traditional display components are subject to increasing competition to the point of commodification. In addition, advances in core LCD technology make standard displays effective in an increasing breadth of applications. The Company must add additional value to its products and services for which customers are willing to pay. These areas could be outside of the Company's historical business experience and it may not be successful at executing in such areas in the future. Failure to do so could adversely affect the Company's revenue levels and its results of operations.

Shortages of components and materials may delay or reduce the Company's sales and increase its costs.

The inability to obtain sufficient quantities of components and other materials necessary to produce the Company's displays could result in reduced or delayed sales. The Company obtains much of the material it uses in the manufacture of its products from a limited number of suppliers, and it generally does not have long-term supply contracts with vendors. For some of this material the Company does not generally have a guaranteed alternative source of supply. In addition, given the Company's cash management practices, vendors may not be willing to continue to ship materials on credit terms that are acceptable to the Company, or may impose lower than optimal credit lines for the Company. As a result, the Company is subject to cost fluctuations, supply interruptions and difficulties in obtaining materials. The Company has in the past and may in the future face difficulties ensuring an adequate supply of various display components such as quality high resolution glass used in its products. In the future the Company may also face difficulties ensuring an adequate supply of the rear-projection screens used in certain video wall products. The Company is continually engaged in efforts to address this risk area. In another recent example of such supply risks, in fiscal 2010 the U.S. International Trade

Commission issued an exclusion order banning the import of certain LCD panels incorporated by the Company in certain of its specialty display products. While this matter has since been settled, any future inability of the Company to import adequate supplies of such panels, or products including such panels, or other products or components, could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company is subject to vendor lead times that can vary considerably depending on capacity fluctuations and other manufacturing constraints of the Company's vendors. These lead times can be significant when vendors operate with diminished capacity or experience other restrictions that limit their ability to produce products in a timely manner. For most of the Company's products, vendor lead times significantly exceed its customers' required delivery time causing the Company to order to forecast rather than order based on actual demand. Competition in the market continues to reduce the period of time customers will wait for product delivery. Ordering raw materials and building finished goods based on the Company's forecast exposes the Company to numerous risks including its inability to service customer demand in an acceptable timeframe, holding excess and obsolete inventory or having unabsorbed manufacturing overhead.

In recent years, the Company has increased its reliance on Asian manufacturing companies for the manufacture of displays that it sells in all of the markets served by the Company. The Company also relies on certain other contract manufacturing operations in Asia, including those that produce circuit boards and other components, and those that manufacture and assemble certain of its products. Most of the display and contract manufacturers with which the Company does business are located in Asia, which has experienced several earthquakes, tsunamis, typhoons, and interruptions to power supplies which resulted in business interruptions. In particular, the March 2011 earthquake and tsunami in Japan have caused some of the Company's vendors and some of the suppliers of the Company's vendors to halt, delay or reduce production of displays, display components and other materials which are used in the Company's products. This may result in the inability of these vendors to manufacture and deliver to the Company in a timely manner the displays and other components in the types and quantities it needs to satisfy customer demand for its products. Many of the Company's components are obtained from single and sole sources and, if at all possible, finding suitable alternative sources of supply for displays and other components used in the Company's products may be difficult and time consuming, and obtaining them in required quantities in a timely manner and at acceptable costs may not be possible at all. Any significant interruption in the supply of displays, components and contract manufacturing capacity necessary to produce and sell the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

Additionally, constraints on the availability of certain natural resources used in the manufacturing process may impair manufacturers' abilities to operate their facilities efficiently, which could result in longer lead times for components used in the Company's products, disruptions to the Company's sales, or an increase in the costs of these components. Further, there may be disruptions in transportation and logistics due to damaged infrastructure and concerns over radiation levels. This could result in potential disruption to the sales of the Company's products and could increase the costs of transportation and shipping. The Company continues to monitor the situation in Japan and the effects on its operations.

The Company does not have long-term supply contracts with the contract manufacturers and other suppliers on which it relies. If any of these manufacturers in Asia or elsewhere were to terminate its arrangements with the Company, make decisions to terminate production of these products, or become unable to provide these displays to the Company on a timely basis, the Company could be unable to sell its products until alternative manufacturing arrangements are made. Furthermore, there is no assurance that the Company would be able to establish replacement manufacturing or assembly relationships on acceptable terms, which could have a material adverse effect on the Company's business, financial condition and results of operation.

The Company's reliance on contract manufacturers involves certain risks, including, but not limited to:

- lack of control over production capacity and delivery schedules;
- unanticipated interruptions in transportation and logistics;
- limited control over quality assurance, manufacturing yields and production costs;

- potential termination by vendors of agreements to supply materials to the Company, which would necessitate the Company's contracting of alternative suppliers, which may not be possible;
- risks associated with international commerce, including unexpected changes in legal and regulatory requirements, foreign currency fluctuations and changes in duties and tariffs; and
- trade policies and political and economic instability.

A significant slowdown in the demand for the products of certain of the Company's customers would adversely affect its business.

In the Company's Custom and Embedded market, the Company designs and manufactures display solutions that its customers incorporate into their products. As a result, the Company's success partly depends upon the market acceptance of its customers' products. Accordingly, the Company must identify industries that have significant growth potential and establish relationships with customers who are successful in those industries. Failure to identify potential growth opportunities or establish relationships with customers who are successful in those industries would adversely affect the Company's business. Dependence on the success of products of the Company's customers exposes the Company to a variety of risks, including, but not limited to, the following:

- the Company's ability to match its design and manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;
- customer order patterns, changes in order mix and the level and timing of orders that the Company can manufacture and ship in a quarter; and
- the cyclical nature of the industries and markets served by the Company's customers.

These risks could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has aging information systems and the investment of dollars and management attention will be required over time to upgrade or replace such systems.

The Company maintains a variety of information systems in connection with the operation of its business, including an enterprise resource planning system ("ERP system") that is integral to the Company's ability to accurately and efficiently maintain its books and records, record its materials purchase transactions, manufacturing activities, and product sale transactions, provide critical business information to management, and prepare its financial statements. Certain of these systems, principally including the ERP system, are comprised of aging computer hardware and versions of software that are no longer actively supported by the vendor. The age of these systems heightens the risk of unanticipated difficulties, costs, disruptions and other adverse impacts and dictates that the Company take action over time to upgrade and improve the existing systems and possibly replace them. Upgrading or replacing the ERP system will cause the Company to incur costs, expend significant management time and attention and otherwise burden the Company's internal resources. Failure to successfully upgrade or replace the ERP system could damage the effectiveness of the Company's business processes and controls and could adversely impact the Company's ability to accurately and effectively forecast and manage sales demand, manage the Company's supply chain, identify and implement actions that improve the Company's operational effectiveness and margins, and report financial and management information on an accurate and timely basis.

Future viability of the Company's manufacturing facility located in Espoo, Finland is based on continued demand for EL products.

The majority of the products manufactured at the Company's facility located in Espoo, Finland are based on EL technology. If demand for EL technology-based products diminishes significantly in the future, it could become necessary to cease manufacturing operations at this facility, which would likely result in an impairment loss on the associated property, plant and equipment, and restructuring charges related to employee severance.

While demand for EL products improved in both fiscal 2011 and 2010 as compared to 2009, future declines in demand could again result in unabsorbed manufacturing overhead, which could negatively impact the Company's results of operations.

The Company faces risks associated with other operations outside the United States.

The Company's manufacturing, sales and distribution operations in Europe and Asia create a number of logistical, systems and communications challenges. The Company's international operations also expose the Company to various economic, political and other risks, including, but not limited to, the following:

- management of a multi-national organization;
- compliance with local laws and regulatory requirements as well as changes in those laws and requirements;
- employment and severance issues;
- overlap of tax issues;
- tariffs and duties;
- employee turnover or labor unrest;
- lack of developed infrastructure;
- difficulties protecting intellectual property;
- difficulties repatriating funds without adverse tax effects;
- risks associated with outbreaks of infectious diseases;
- burdens and costs of compliance with a variety of foreign laws;
- political or economic instability in certain parts of the world;
- effects of doing business in currencies other than the Company's functional currency;
- effects of doing business in countries where the local currency is pegged to the currency of another country (For instance the exchange rate of the Chinese RMB to the U.S. Dollar is closely monitored by the Chinese government and there have been recent increases in the value of the RMB relative to the U.S. Dollar. The Company purchases a significant amount of goods from Chinese suppliers and, while those purchases are typically denominated in U.S. Dollars, increases in the RMB relative to the U.S. Dollar would tend to cause the cost of such goods to increase); and
- effects of foreign currency fluctuations on overall financial results.

Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, changes in environmental standards or regulations, or the expropriation of private enterprises also could have a materially adverse effect. Any actions by the Company's host countries to curtail or reverse policies that encourage foreign investment or foreign trade also could adversely affect its operating results. In addition, U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations, could affect the attractiveness of the Company's services to its U.S. customers.

Future financial results of Planar could be adversely affected by changes in currency exchange rates.

While the Company is for the most part naturally hedged due to approximately equal foreign denominated sales and expenses, the Company is exposed to certain risks relating to U.S. Dollar denominated assets primarily held in Europe. In the past the Company has managed this non-cash GAAP income statement risk by periodically entering into forward exchange contracts to mitigate the income statement impact of fluctuations in the Euro value of certain U.S. Dollar denominated assets and liabilities. Due to volatility in the foreign exchange market and the Company's strategic shift to preserve cash the Company adjusted its hedging strategy and as of

March 27, 2009 discontinued its previous practice of hedging foreign currency risk through forward exchange contracts. As a result the Company may experience non-cash GAAP income statement losses due to changes in the U.S. Dollar versus the Euro exchange rate.

The value of intangible assets may become impaired in the future.

The Company has intangible assets recorded on the balance sheet as a result of the acquisition of Clarity Visual Systems, Inc. that relate primarily to developed technology, patents, and customer relationships. The initial value of intangible assets recorded at the time of acquisition represented the Company's estimate of the net present value of future cash flows which can be derived from the intangible assets over time, and is amortized over the estimated useful life of the underlying assets. The remaining $1.3 million of the intangible assets will be amortized over the useful lives of the respective assets of approximately 1.9 years and could, in the future, experience additional impairment. The estimated undiscounted future cash flows of the intangible assets are evaluated on a regular basis, and if it becomes apparent that these estimates will not be met, a reduction in the value of intangible assets will be required, as occurred in fiscal 2008. A determination of impairment of intangible assets could result in a material charge to operations in a period in which an impairment loss is recognized, as occurred in fiscal 2008. While such a charge would not have an effect on the Company's cash flows, it would impact the net income in the period it was recognized.

Future indebtedness could reduce the Company's ability to use cash flow for purposes other than debt service or otherwise restrict the Company's activities.

The Company's amended and restated credit agreement, as amended on November 17, 2011, has a maximum borrowing capacity of $12.0 million and expires on December 1, 2013. As of September 30, 2011 there were no amounts outstanding under this credit agreement. If the Company incurred a significant amount of debt, the leverage would reduce the Company's ability to use cash flow to fund working capital, capital expenditures, development projects, acquisitions, and other general corporate purposes. High leverage would also limit flexibility in planning for, or reacting to, changes in business and increases vulnerability to a downturn in the business and general adverse economic and industry conditions. Substantially all of the assets of the Company are pledged as security under its credit agreement, which includes certain financial covenants, as discussed in Note 13—Borrowings in the Notes to the Consolidated Financial Statements in this Report. The Company may not generate sufficient profitability to meet these covenants. Failure by the Company to comply with applicable covenants, or to obtain waivers therefrom, would result in an event of default, and could result in the Company being unable to borrow amounts under the agreement, or could result in the acceleration of any amounts outstanding at that time, which, in turn could lead to the Company's inability to pay its debts and the loss of control of its assets. In addition, the current credit agreement expires on December 1, 2013. If the Company were unable to renew or extend this agreement, the Company may need to pursue other sources of financing. Other sources of credit may not be available at all and, even if such credit is available, it may only be available on terms (including the cost of borrowing) that are unattractive to the Company. If credit is not available to fully satisfy the Company's liquidity needs, the Company may need to dispose of additional assets. In addition, the Company's position on indefinite reinvestment of unremitted earnings from foreign operations may limit its ability to transfer cash between or across foreign and U.S. operations as may be required.

The Company may experience losses selling certain desktop monitor other consumer based, lower margin products.

The market for the Company's desktop monitor products is highly competitive and subject to rapid changes in prices and demand. The Company's failure to successfully manage inventory levels or quickly respond to changes in pricing, technology or consumer tastes and demand could result in lower than expected revenue, lower gross margin and excess, obsolete and devalued inventories of its desktop monitor products which could adversely affect the Company's business, financial condition and results of operations. Market conditions were characterized by rapid declines in end user pricing during portions of 2005, 2006, 2007, and 2008. Such declines caused the Company's inventory to lose value and triggered price protection obligations for channel inventory. Supply and pricing of LCD panels has been volatile in the past and may be in the future. This volatility, combined with lead times of five to eight weeks, may cause the Company to pay too much for products or suffer inadequate product supply.

The Company does not have long-term agreements with its resellers, who generally may terminate their relationship with the Company with little or no notice. Such action by the Company's resellers could substantially harm the Company's operating results. Revenue could decrease due to reductions in demand, competition, alternative products, pricing changes in the marketplace and potential shortages of products which would adversely affect the Company's revenue levels and its results of operations. In addition, strategic changes made by the Company's management to invest greater resources in specialty display markets could result in reduced revenue from desktop monitors.

The disposal or elimination of a product line could result in unabsorbed overhead costs that must be absorbed by the Company's remaining product lines.

In the fourth quarter of fiscal 2008 the Company disposed of its subsidiary that sold products to the medical diagnostic imaging market and in the second quarter of 2009 the Company sold its digital signage software assets. If the Company were to discontinue or substantially reduce its efforts to sell its products to any of its targeted end-markets, or to discontinue certain product lines, for the purpose of reducing costs or losses or otherwise, it may not be possible to eliminate all associated fixed overhead costs which would have to be absorbed by the revenues generated by selling its other products to the remaining targeted end-markets. This could potentially adversely affect the Company's overall financial performance in the future.

Variability of customer requirements or losses of key customers may adversely affect the Company's operating results.

The Company must provide increasingly rapid product turnaround and respond to ever-shorter lead times, while at the same time meet its customers' product specifications and quality expectations. A variety of conditions, including bankruptcy and other conditions both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. These actions by a significant customer or by a set of customers could adversely affect the Company's business. On occasion, customers require rapid increases in production, which can strain the Company's resources and reduce margins. The Company may lack sufficient capacity at any given time to meet customers' demands. Sales to a significant customer, if lost, could have a material, adverse impact on the results of operations. If accounts receivable from a significant customer or set of customers became uncollectible, a resulting charge could have a material adverse effect on operations, although the Company does maintain allowances for estimated losses resulting from the inability of its customers to make required payments.

The Company may lose key licensors, sales representatives, foundries, licensees, vendors, other business partners and employees due to uncertainties regarding the future results of Planar or the worldwide economic condition, which could seriously harm Planar.

Sales representatives, vendors, resellers, distributors, and others doing business with the Company may experience uncertainty about their future role with the Company, may elect not to continue doing business with Planar, may seek to modify the terms under which they do business in ways that are less attractive, more costly, or otherwise damaging to the business of Planar, or may declare bankruptcy or otherwise cease operations. Loss of relationships with these business partners could adversely affect Planar's business, financial condition, and results of operations. Similarly, the Company's employees may experience uncertainty about their future role with the Company to the extent that its operations are unsuccessful or its strategies are changed significantly. This may adversely affect Planar's ability to attract and retain key management, marketing and technical personnel. The loss of a significant group of key technical personnel would seriously harm the product development efforts of Planar. The loss of key sales personnel could cause the Company to lose relationships with existing customers, which could cause a decline in the sales of the Company's products.

The Company does not have long-term purchase commitments from its customers.

The Company's business is generally characterized by short-term purchase orders and contracts which do not require that purchases be made. The Company typically plans its production and inventory levels based on internal forecasts of customer demand which rely in part on nonbinding forecasts provided by its customers. As a result, the Company's backlog generally does not exceed three months, which makes forecasting its sales difficult. Inaccuracies in the Company's forecast as a result of changes in customer demand or otherwise may result in its inability to service customer demand in an acceptable timeframe, the Company holding excess and obsolete inventory, or having unabsorbed manufacturing overhead. The failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements, or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has experienced such problems in the past and may experience such problems in the future.

Economic or industry factors could result in portions of the Company's inventory becoming obsolete or in excess of anticipated usage.

The Company is exposed to a number of economic and industry factors that could result in write-offs of inventory. These factors include, but are not limited to, technological and regulatory changes in the Company's markets, the Company's ability to meet changing customer requirements, competitive pressures in products and prices, forecasting errors, new product introductions, quality issues with key suppliers, product phase-outs, future customer service and repair requirements, and the availability of key components from the Company's suppliers. Additionally, while the Company does not generally enter into long-term purchasing commitments with its suppliers, there are certain suppliers of high-end home products with which the Company has long-term purchasing commitments. These commitments could require the Company to purchase inventory it considers obsolete.

The Company must protect its intellectual property, and others could infringe on or misappropriate its rights.

The Company believes that its continued success partly depends on protecting its proprietary technology. The Company relies on a combination of patent, trade secret, copyright and trademark laws, confidentiality procedures and contractual provisions to protect its intellectual property. The Company seeks to protect some of its technology under trade secret laws, which afford only limited protection. The Company faces risks associated with its intellectual property, including, but not limited to, the following:

- pending patent and copyright applications may not be issued or may be significantly limited in scope prior to issuance;
- patent and copyright applications are filed only in a limited number of countries;
- intellectual property laws may not protect the Company's intellectual property rights;
- others may challenge, invalidate, or circumvent any patent or copyright issued to the Company;
- rights granted under patents or copyrights issued to the Company may not provide competitive advantages to the Company;
- unauthorized parties may attempt to obtain and use information that the Company regards as proprietary despite its efforts to protect its proprietary rights; and
- others may independently develop similar technology or design around any patents issued to the Company.

The Company may find it necessary to take legal action in the future to enforce or protect its intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect the Company's business. In addition, the Company may not be able to obtain a favorable outcome in any intellectual property litigation. Others could claim that the Company is infringing their patents or other intellectual property rights. In the event of an allegation that the Company is infringing on another's rights, it may not be able to obtain licenses on commercially reasonable terms from that party, if at all, or that party may commence litigation against the Company. The failure to obtain necessary licenses or other rights or the institution of litigation arising out of such claims could materially and adversely affect the Company's business, financial condition and results of operations. For instance, a technology licensing company has recently asserted that various of the Company's products require a license under certain patents held by such party. In addition, the Company has been made party to three lawsuits (among many other defendants) alleging infringement of certain United States patents relating to certain products marketed and sold by the Company, including stands for multiple displays, the Company's Indisys image processing products and certain projector products. The Company will vigorously defend itself against the assertion of any liability and will seek indemnification from third-party suppliers, where available. While the Company would, in each instance, seek indemnification from the manufacturer of such products if it were found to be liable, a determination of liability against the Company could have an adverse impact on the Company's business, financial condition, and results of operations.

The market price of the Company's common stock may be volatile.

The market price of the Company's common stock has been subject to wide fluctuations. During the Company's four most recently completed fiscal quarters, the closing price of the Company's stock ranged from $1.92 to $3.40. The market price of the Company's common stock in the future is likely to continue to be subject to wide fluctuations in response to various factors, including, but not limited to, the following:

- variations in the Company's operating results and financial condition;
- public announcements by the Company as to its expectations of future sales and net income or loss;
- actual or anticipated announcements of technical innovations or new product developments by the Company or its competitors;
- changes in analysts' estimates of the Company's financial performance;
- general conditions in the electronics industry; and
- worldwide economic and financial conditions.

In addition, the public stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices for many technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may continue to adversely affect the market price of the Company's common stock.

The Company faces risks in connection with potential acquisitions.

The Company has made several acquisitions during its history. Not all of these acquisitions have been successful. It is possible that the Company will make additional acquisitions in the future. The Company's ability to effectively integrate any future acquisitions will depend on, among other things, the adequacy of its implementation plans, the ability of management to oversee and effectively operate the combined operations and the Company's ability to achieve desired operational efficiencies. The integration of businesses, personnel, product lines and technologies is often difficult, time consuming and subject to significant risks. For example, the Company could lose key personnel from companies that it acquires, incur unanticipated costs, lose major sources of revenue, fail to integrate critical technologies, suffer business disruptions, fail to capture anticipated synergies, or fail to establish satisfactory internal controls. Any of these difficulties could disrupt the Company's ongoing business, distract management and employees, increase expenses and decrease revenues. Furthermore, the Company might assume or incur additional debt or issue additional equity securities to pay for future acquisitions. Additional debt may negatively impact the Company's financial results and increase its financial risk, and the issuance of any additional equity securities could dilute the Company's then existing shareholders' ownership. In addition, in connection with any future acquisitions, the Company could:

- incur amortization expense related to intangible assets;

- variations in trading volumes of the Company's stock;
- uncover previously unknown liabilities; or
- incur large and immediate write-offs that would reduce net income.

Acquisitions are inherently risky, and any acquisition may not be successful. If the Company is unable to successfully integrate the operations of any businesses that it may acquire in the future, its business, financial position, results of operations or cash flows could be materially adversely affected.

Changes in internal controls or accounting guidance could cause volatility in the Company's stock price.

The Company's internal controls over financial reporting are not currently required to be audited by its independent registered public accounting firm in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). If, in future periods, the Company's internal controls over financial reporting are required to be audited by its independent registered public accounting firm significant additional expenditures could be incurred which could adversely impact the Company's results of operations. Additionally, an audit by the independent public accounting firm could identify a material weakness which would result in the Company receiving an adverse opinion on its internal controls over financial reporting from its independent registered public accounting firm. This could result in additional expenditures responding to the Section 404 internal control audit, heightened regulatory scrutiny and potentially an adverse effect to the price of the Company's stock.

The Company must maintain satisfactory manufacturing yields and capacity.

An inability to maintain sufficient levels of productivity or to satisfy delivery schedules at the Company's manufacturing facilities would adversely affect its operating results. The design and manufacture of the Company's EL displays involves highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. At times the Company has experienced lower-than-anticipated manufacturing yields and lengthened delivery schedules and may experience such problems again in the future, particularly with respect to new products or technologies. Any such problems could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company cannot provide any assurance that current environmental laws and product quality specification standards, or any laws or standards enacted in the future, will not have a material adverse effect on its business.

The Company's operations are subject to environmental and various other regulations in each of the jurisdictions in which it conducts business. Some of the Company's products use substances, such as lead, that are highly regulated or will not be allowed in certain jurisdictions in the future. The Company has redesigned certain products to eliminate such substances in its products. In addition, regulations have been enacted in certain jurisdictions which impose restrictions on waste disposal of electronic products and electronics recycling obligations. If the Company fails to comply with applicable rules and regulations in connection with the use and disposal of such substances or other environmental or recycling legislation, it could be subject to significant liability or loss of future sales.

EL products are manufactured at a single location, with no currently available substitute location.

The Company's EL products, which are based on proprietary technology, are produced in its manufacturing facility located in Espoo, Finland. Because the EL technology and manufacturing process is proprietary and unique, there exists no alternative location where it may be produced, either by the Company, or by another manufacturer. As such, loss of or damage to the manufacturing facility, or attrition in the facility's skilled workforce, could cause a disruption in the manufacturing of the EL products, which compose a significant portion of the Company's sales. Additionally, there are many fixed costs associated with such a manufacturing facility. If revenue levels were to decrease or other problems were encountered, this could have a material, adverse effect on the Company's business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company leases its primary manufacturing facilities and various sales offices in the United States and Europe. The Company leases 98,800 square feet of custom-designed space in the Beaverton, Oregon area for assembly operations. The European facility located in Espoo, Finland, is a custom-designed facility in which Planar leases 95,000 square feet, including approximately 20,300 square feet of cleanroom. Approximately 1,900 square feet of this facility is sub-leased to a third party. The Company also leases approximately 29,400 square feet in Albi, France, which is used primarily for European product development, final assembly, and testing of the Company's video wall products.

The Company leases approximately 72,000 square feet of class A office space in Beaverton, Oregon, which is used for administrative office space, sales and marketing, design engineering and associated lab and research and development activities.

The Company owns a 20,000 square-foot facility, with approximately 6,000 square feet of cleanroom, also located in Beaverton, Oregon. The Company has leased this property to a third-party.

The Company has field sales offices in key metropolitan areas in the United States and sales offices in Europe and Asia. The offices are located in the Portland, Helsinki, Paris, Rome, and Shanghai metropolitan areas. The Company also has a procurement office located in Taipei. None of these sales offices has significant leasehold improvements nor are any planned.

Item 3. Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company is a party or to which any of its property is subject.

Item 4. [Removed and Reserved]

Part II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of the Company's common stock are traded on the NASDAQ Global Market, under the symbol PLNR.

The following table sets forth for the fiscal periods indicated, the range of the high and low closing prices for the Company's common stock on the NASDAQ Global Market.

	High	Low
Fiscal 2011		
First Quarter	$ 2.43	$ 2.00
Second Quarter	2.96	2.13
Third Quarter	3.15	2.25
Fourth Quarter	3.40	1.92
Fiscal 2010		
First Quarter	$ 3.06	$ 2.17
Second Quarter	3.14	2.25
Third Quarter	3.62	1.72
Fourth Quarter	2.56	1.60

Holders

As of September 30, 2011 there were 141 shareholders of record.

Dividend Policy

The Company currently intends to retain its earnings to support operations and, therefore, does not anticipate paying any cash dividends at this time.

Executive Compensation—Equity Compensation Plan Information

See Part III, Item 11 "Executive Compensation—Equity Compensation Plan Information" regarding equity compensation plan information categorized by those plans that have been approved by shareholders.

Item 6. Selected Financial Data

	Fiscal year				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)				
Continuing Operations:					
Sales	$ 186,504	$ 175,668	$ 174,931	$ 259,310	$ 229,053
Gross profit	52,139	44,467	46,288	49,017	51,292
Loss from continuing operations	(4,706)	(5,105)	(3,424)	(105,211)	(26,446)
Net loss[1]	(4,706)	(5,105)	(3,424)	(89,758)	(23,184)
Diluted net loss per share from continuing operations	$ (0.24)	$ (0.27)	$ (0.19)	$ (5.92)	$ (1.52)
Diluted net loss per share	$ (0.24)	$ (0.27)	$ (0.19)	$ (5.05)	$ (1.33)
Balance Sheet:					
Working capital	$ 59,293	$ 58,495	$ 58,067	$ 48,424	$ 57,202
Assets	105,302	108,434	110,962	129,124	263,144
Long-term liabilities	6,270	5,513	5,452	6,615	35,749
Shareholders' equity	62,659	65,376	71,411	70,432	153,887

1. *2008 Sale of the Medical Segment.* In the fourth quarter of fiscal 2008 the Company sold the stock of DOME imaging systems, inc., a subsidiary of Planar Systems, Inc. for approximately $32.2 million. This transaction represented a disposal of the Company's Medical segment. As a result of this transaction, the Company recorded an $11.1 gain, net of transaction costs of $1,003 which consisted primarily of legal and brokerage fees. This amount, in addition to after-tax income from the Medical segment operations for 2008 of $4.3 million, were classified as discontinued operations in the Consolidated Statement of Operations in that year.

   2008 Impairment Charges. In the third and fourth quarters of fiscal 2008 the Company determined that the goodwill associated with the Clarity and Runco acquisitions was impaired and recorded charges of approximately $47.4 million to write-off the associated goodwill. Charges of $25.6 million were recorded in fiscal 2008 to write-down the intangible assets associated with both acquisitions to their fair values.

   2007 Acquisition of Runco. In the third quarter of fiscal 2007 the Company acquired substantially all of the assets and certain liabilities of Runco. Funding for the acquisition was provided by the Company through $14.7 million in existing cash and $22.0 million of borrowings under the Company's credit facility.

   2007 Deferred Tax Asset Valuation Allowance. In the fourth quarter of fiscal 2007 the Company recorded an approximate $7.6 million charge to the valuation allowance against U.S. deferred tax assets related to its recent net losses.

The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made pursuant to the safe harbor provisions of the federal securities laws. These and other forward-looking statements, which may be identified by the inclusion of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goal" and variations of such words and other similar expressions, are based on current expectations, estimates, assumptions and projections that are subject to change, and actual results may differ materially from the forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Many factors, including the following, could cause actual results to differ materially from the forward-looking statements: poor or further weakened domestic and international business and economic conditions; changes or continued reductions in the demand for products in the various display markets served by the Company; any delay in the timing of customer orders or the Company's ability to ship product upon receipt of a customer order; the extent and timing of any additional expenditures by the Company to address business growth opportunities; any inability to reduce costs or to do so quickly enough, in either case, in response to reductions in revenue; adverse impacts on the Company or its operations relating to or arising from any inability to fund desired expenditures, including due to difficulties in obtaining necessary financing; changes in the flat panel monitor industry; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or the ability to keep pace with technological changes; technological advances; shortages of manufacturing capacity from the Company's third-party manufacturing partners or other interruptions in the supply of components the Company incorporates in its finished goods including as a result of natural disasters like the recent earthquakes and tsunami in Japan; future production variables resulting in excess inventory and other risk factors described under Part I, Item 1A. The forward-looking statements contained in this report speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report. If the Company does update one or more forward-looking statements, it should not be concluded that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, warranty obligations, goodwill and intangible asset valuation, share based compensation and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies and the related judgments and estimates affect the preparation of the consolidated financial statements.

Revenue Recognition. The Company's policy is to recognize revenue for product sales when evidence of an arrangement exists, sales price is determinable or fixed, title transfers and risk of loss has passed to the customer, which is generally upon shipment of the Company's products to its customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. Some distributor agreements allow for potential return of products and provide price protection under certain conditions within limited time periods. Price protection is offered to select distributors for circumstances when there is a decrease in the list price of a product subsequent to the purchase by the distributor. The distributor is entitled to receive a credit equal to the price decrease for all new and unused products held in the distributor's inventory as of the date of the claim, up to a maximum of 45 days from the date of purchase. Such return rights are generally limited to short-term stock rotation. The Company estimates sales returns and price adjustments based upon historical experience and other qualitative factors. The Company estimates expected sales returns and price protection adjustments and records the amounts as a reduction of revenue at the later of the time of shipment or when the pricing decision is made. Each period, price protection is estimated based upon pricing decisions made and information received from distributors as to the amount of inventory they are holding. The Company's policies comply with the guidance provided by the FASB Accounting Standards Codification™ ("the Codification" or "ASC") Topic 605, "Revenue Recognition" ("ASC Topic 605"). Judgments are required in evaluating the credit worthiness of the Company's customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the collection risk is minimal.

Allowance for Doubtful Accounts. The Company maintains allowances for estimated losses resulting from the inability of its customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, the Company obtains credit rating reports and financial statements of the customer when determining or modifying their credit limits. The Company regularly evaluates the collectability of its trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, the Company initiates dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to the Company, such as in the case of bankruptcy, deterioration in the customer's operating results or financial position or other material events impacting their business, the Company records a specific allowance to reduce the related receivable to the amount the Company expects to recover.

The Company also records an allowance for all customers based on certain other factors including the length of time the receivables are past due, the amount outstanding, and historical collection experience with customers. The Company believes its reported allowances are adequate. However, if the financial condition of customers were to deteriorate, resulting in their inability to make payments, the Company may need to record additional allowances which would result in additional operating expense being recorded for the period in which such determination was made.

Inventories. The Company is exposed to a number of economic and industry factors that could result in portions of its inventory becoming either obsolete or in excess of anticipated usage, or subject to lower of cost or market adjustments. These factors include, but are not limited to, technological and regulatory changes in the Company's markets, the Company's ability to meet changing customer requirements, competitive pressures in products and prices, changes to forecasts, new product introductions, quality issues with key suppliers, product phase-outs, future customer service and repair requirements, and the availability of key components from the Company's suppliers. The Company's policy is to reduce the value of inventory when conditions exist that suggest that its inventory may be in excess of anticipated demand or is obsolete based upon its assumptions about future demand for its products and market conditions. The Company regularly evaluates its ability to realize the value of its inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end-of-life dates, estimated current and future market values and new product introductions. Purchasing practices and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, the Company's adjustments are intended to reduce the carrying value of its inventory to its net realizable value. If actual demand for the Company's products deteriorates or market conditions become less favorable than those that the Company projects, additional inventory adjustments may be required.

Product Warranties. The Company's products are sold with warranty provisions that require it to remedy deficiencies in quality or performance over a specified period of time, generally between 12 and 36 months, at no cost to the Company's customers. The Company's policy is to establish warranty reserves at levels that represent its estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. The Company believes that its recorded liabilities are adequate to cover its future cost of materials, labor and overhead for the servicing of its products. If product failure rates, or material or service delivery costs differ from the Company's estimates, its warranty liability would need to be revised accordingly.

Intangible Assets. In accordance with ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC Topic 350"), the Company does not amortize goodwill from acquisitions, but amortizes other acquisition-related assets.

As required by these rules, the Company performs an impairment review of goodwill annually or earlier if indicators of potential impairment exist. In the first quarter of 2010 the Company determined that a triggering event had occurred and performed an impairment analysis. As discussed in Note 11—Impairment and Restructuring Charges, based on this review, the Company determined that its goodwill was impaired, and therefore recorded a $3,428 charge to write-off this balance. The impairment review conducted in the second quarter of 2009 did not indicate impairment.

The Company amortizes the cost of identifiable intangible assets over the estimated useful life of the asset and assesses any impairment by estimating the undiscounted future cash flows from the associated asset in accordance with ASC Topic 350 and ASC Topic 360, "Property, Plant, and Equipment" ("ASC Topic 360"). Impairment charges related to the intangible assets associated with the acquisition of Clarity and Runco were recorded in fiscal 2008 based upon the impairment reviews performed in that year. If the estimated cash flows related to these assets decreases in the future or the useful life is shorter than originally estimated, the Company may incur further charges for impairment of these assets. Additional impairment could result if the associated products do not sell as expected.

Share Based Compensation Expense. The Company accounts for share based compensation in accordance with ASC Topic 718, "Compensation—Stock Compensation," ("ASC Topic 718"), which requires the measurement and recognition of compensation expense for all share based payment awards made to the Company's employees and directors including employee stock options, restricted stock and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. The Company estimates the fair value of employee stock options on the date of grant using the Black-Scholes option pricing model. This model is also used to estimate the fair value of employee stock purchases related to the Employee Stock Purchase Plan. The determination of fair value using an option pricing model is affected by the Company's stock price as well as assumptions regarding the risk-free interest rate, the expected dividend yield, the expected option life, and expected volatility over the term of the awards. The Company estimates volatility based on its historical stock price volatility for a period consistent with the expected life of its options. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding based on historical experience. As share based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2011 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company values restricted stock awards at the closing price of the Company's shares on the date of grant. U.S. generally accepted accounting principles ("GAAP") require forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical and anticipated future experience. If factors change and the Company employs different assumptions in the application of ASC Topic 718 in future periods, the compensation expense recorded may differ significantly from what the Company has recorded in the current period.

Income Taxes. The Company accounts for income taxes using the asset and liability method outlined in ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company records a valuation allowance when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. If the Company is able to realize the deferred tax assets in an amount in excess of its reported net amounts, an adjustment to decrease the valuation allowance associated with deferred tax assets would increase earnings in the period such a determination was made. Similarly, if the Company should determine that its net deferred tax assets may not be realized to the extent reported, an adjustment to increase the valuation allowance associated with the deferred tax assets would be charged to income in the period such a determination was made. On September 29, 2007 the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," which was incorporated into the Codification within ASC Topic 740. This pronouncement clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

BUSINESS ACQUISITIONS AND DISPOSITIONS

In September 2006 the Company completed the acquisition of Clarity Visual Systems, Inc. Clarity was engaged in the design, development, manufacturing, marketing, distribution, support, and maintenance of large-screen video cube display systems for entertainment, business, transportation, government, and retail market applications. As a result of the acquisition, the Company was able to broaden its product offerings in the specialized display markets. The acquisition was accounted for as a purchase and, accordingly, the operations of Clarity have been included in the consolidated financial statements from the date of acquisition.

In May 2007 the Company acquired substantially all of the assets and certain liabilities of Runco International, Inc., a supplier of premium video projectors, video processors, plasma screens and LCDs to the home theater market. As a result of the acquisition the Company accelerated its reach into the market for high-end home theater projection systems, large-format thin video displays, and front-projection screens. The acquisition was accounted for as a purchase and, accordingly, the operations of Runco have been included in the consolidated financial statements from the date of acquisition.

In August 2008 the Company sold the stock of DOME imaging systems, inc., a subsidiary of Planar Systems, Inc. to NDS Surgical Imaging for approximately $32.2 million, after closing adjustments. This transaction represented a disposal of the Company's Medical segment. As a result of this transaction, the Company recorded an $11,135 gain, net of transaction costs of $1,003 which consisted primarily of legal and brokerage fees. This amount, in addition to after-tax income from the Medical segment operations, for 2008 of $4,318 were classified as discontinued operations in the statement of operations for that year.

In the first quarter of 2009 the Company sold its digital signage software assets in two transactions. In November 2008 the Company sold certain assets related to digital signage software for gaming applications to Bally Gaming, Inc. In December 2008 the Company sold the remaining digital signage software assets to CS Software Holdings LLC. The sale of these assets did not constitute the disposal of a component of the Company as defined by ASC Topic 205, "Component of an Entity," ("ASC Topic 205") and, accordingly, results related to the sale of digital signage software assets have not been reclassified to discontinued operations. See Note 12—Gain on Sale of Assets in the Notes to the Consolidated Financial Statements which is included in Item 8—Financial Statements and Supplementary Data in this Report.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of sales of certain items in the Consolidated Financial Statements of the Company. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

	Sept. 30, 2011	Sept. 24, 2010	Sept. 25, 2009
Sales	100.0%	100.0%	100.0%
Cost of sales	72.0	74.7	73.5
Gross profit	28.0	25.3	26.5
Operating expenses:			
Research and development, net	5.8	6.0	5.6
Sales and marketing	13.9	12.6	13.7
General and administrative	9.0	9.1	11.2
Amortization of intangible assets	1.1	1.4	1.5
Impairment and restructuring charges	0.6	1.9	1.1
Gain on sale of assets	—	—	(4.8)
Total operating expenses	30.4	31.0	28.3
Loss from operations	(2.4)	(5.7)	(1.8)
Non-operating income (expense):			
Interest, net	—	—	—
Foreign exchange, net	(0.2)	0.9	(0.2)
Other, net	0.1	0.2	0.1
Net non-operating income (expense)	(0.1)	1.1	(0.1)
Loss before income taxes	(2.5)	(4.7)	(1.9)
Provision (benefit) for income taxes	—	(1.8)	0.1
Net loss	(2.5)	(2.9)	(2.0)

Overview

The Company recorded sales of $186.5 million in the twelve months ended September 30, 2011 ("2011" or "fiscal 2011"), an increase of $10.8 million or 6.2% as compared to sales of $175.7 million in the twelve months ended September 24, 2010 ("2010" or "fiscal 2010"). The increase was primarily due to higher shipments of digital signage products, including the Company's Clarity Matrix family of tiled Super Narrow Bezel flat panel LCD video wall systems, and also due to increases in sales of rear-projection cubes and touch displays. These increases were partially offset by decreases in sales of high-end home products and professional services revenue.

In 2011 loss before income taxes was $4.6 million as compared to $8.2 million in 2010. The improved loss from operations was primarily due to increases in sales and gross profit and also due to a decrease in impairment and restructuring charges. These were partially offset by a $3.8 million increase in sales and marketing expenses in an effort to drive sales growth and market penetration, and also due to increased general and administrative expenses in 2011 as compared to 2010.

In 2011 net loss was $4.7 million or $0.24 per share as compared to a net loss of $5.1 million or $0.27 per share in 2010. The lower net loss was primarily due to a $7.6 million increase in gross profit and a $2.3 million decrease in impairment and restructuring charges in 2011 as compared to 2010. This was partially offset by increases in sales and marketing and general and administrative expenses and a tax provision of $0.1 million in 2011 as compared to a $3.1 million tax benefit in 2010.

The Company continues to experience strong demand for its digital signage products, as customers adopt its Clarity Matrix ("Matrix") super narrow bezel LCD video wall systems for use in venues requiring large format viewing, including retail applications, sports arenas, and airports. The Company continues to focus on driving revenue growth in the digital signage market. The Company believes the overall market for digital signage products is currently growing and will continue to grow in the future. Accordingly, the Company has been and plans to continue adding resources aimed at building out the product portfolio as well as expanding the sales and marketing reach for its digital signage products.

Sales

The Company's sales of $186.5 million in 2011 increased $10.8 million or 6.2% from sales of $175.7 million in 2010. The increase was primarily due to increases in sales of digital signage products, rear-projection cubes, and touch displays. Sales of digital signage products increased 32% due primarily to a 180% increase in sales of Matrix LCD video wall systems. This increase was primarily due to a 161% increase in volumes as a result of higher demand for indoor video wall products as new customers were added during the year, especially in the retail sector. Growth was also attributed to the Company's existing customers utilizing more of the Company's products in areas involving digital signage. Digital signage product sales growth from the Matrix product was partially offset by a 38% decrease in sales of customized indoor digital signage products, which was primarily the result of a 34% decrease in volumes of these products sold due to the timing of customer shipments related to certain large design wins obtained in previous periods. Sales of rear-projection cubes experienced 19% and 7% increases in volumes and average selling prices, respectively, as customers continued to transition from purchasing lamp-based cubes to the Company's lamp-less, LED-based cubes, which were first shipped to customers in the third quarter of 2010. Sales of touch displays increased 13% primarily due to the Company continuing to focus sales and marketing resources on these products, which resulted in a 24% increase in volumes sold in 2011 as compared to 2010. The increase in volumes of touch displays sold was partially offset by a 10% decrease in average selling prices of these products, primarily due to changes in product mix. These increases were partially offset by decreases in sales of high-end home products and professional services revenue. The decrease in sales of high-end home products was the result of 5% and 3% decreases in average selling prices and volumes, respectively, in 2011 as compared to 2010. These decreases were primarily due to the timing of product introductions and changes in product mix. Professional services revenue decreased 70% in 2011 as compared to 2010 due primarily to a contract that was not renewed in 2011.

The Company's sales of $175.7 million in 2010 increased $0.8 million or 0.4% from sales of $174.9 million in 2009. The increase in sales was primarily due to an 88% increase in the volume of customized digital signage display products sold, a 5% increase in the volume of desktop monitors sold, an 8% increase in the sales of EL products, and an increase in the volume of Matrix video wall systems sold, as compared to the prior year. The increase in sales of customized digital signage display products was primarily due to continued fulfillment of orders related to an increase in design wins obtained in previous periods. The increase in video wall systems was due to the introduction of the Matrix video wall system, which was first sold to customers in the first quarter of 2010. These increases were partially offset by decreases in sales of high-end home products and rear-projection cubes, which experienced volume decreases of 36% and 31%, respectively. The decrease in volumes of high-end home products sold was primarily the result of the continued macro-economic slowdown especially relating to new home construction. Sales of rear-projection cubes were negatively impacted by industry-wide product technology transitions and soft demand in the Unites States and Europe, where the Company's operations are focused. The decrease in volumes of high-end home products was partially offset by a 16% increase in average selling prices of these products in 2010 as compared to 2009. Average selling prices of rear-projection cubes decreased 14% in 2010 as compared to 2009. Changes in average selling prices were the result of changes in product mix, rather than changes in the relative pricing of these products.

Sales outside the United States increased $12.8 million or 27.1% to $60.1 million in 2011 from $47.3 million in 2010. Sales outside the United States were $48.5 million in 2009. The increase in international sales in 2011 as compared to 2010 was primarily due to investments in additional international sales and marketing personnel, resulting in increased worldwide sales. The increase in international sales was also driven by growth in Asia and Europe, where there was particularly higher demand for rear-projection cubes. The decrease in international sales in 2010 as compared to 2009 was primarily due to the Euro weakening against the U.S. Dollar in 2010 as compared to 2009, which negatively impacted the translation of a portion of the Company's international sales into U.S. Dollars. The decrease in international sales was also due to lower demand for the Company's products in countries outside of the United States in 2010 as compared to 2009. As a percentage of total sales, international sales were 32.2%, 26.9% and 27.7% in 2011, 2010 and 2009.

Gross Profit

Gross profit as a percentage of sales increased to 28.0% in 2011 as compared to 25.3% in 2010. The increase in gross profit was primarily due to a favorable product mix with more sales of higher margin products such as rear-projection cubes and digital signage products including video wall systems, relative to sales of lower margin products. Gross profit was also positively impacted by improved absorption of fixed costs in 2011 as compared to 2010. Total gross profit increased $7.6 million or 17.3% in 2011 to $52.1 million as compared to $44.5 million in 2010.

Gross profit as a percentage of sales decreased to 25.3% in 2010 as compared to 26.5% in 2009. The decrease in gross profit was primarily due to an unfavorable product mix resulting mainly from lower sales of higher margin rear-projection cubes and higher sales of lower margin desktop monitors. The comparative decrease in gross profit was also due to a decrease in sales of high margin digital signage software offerings as the Company divested its digital signage software assets in the first quarter of 2009. Total gross profit decreased $1.8 million or 3.9% from $46.3 million in 2009 to $44.5 million in 2010.

Research and Development

Net research and development expenses increased $0.2 million or 2.2% to $10.7 million in 2011 from $10.5 million in 2010. The increase was primarily the result of higher headcount in 2011 as compared to 2010, primarily to support product development, particularly related to increasing the breadth of digital signage offerings.

Net research and development expenses increased $0.6 million or 6.7% to $10.5 million in 2010 from $9.9 million in 2009. The increase was primarily the result of increased spending on project supplies and professional services to support new design wins. The increase was partially offset by external contract funding from certain customers and research and development tax credits from certain governmental agencies, as described in Note 1—Summary of Significant Accounting Policies. The increase was also partially offset by decreases related to the sale of digital signage software assets during the first quarter of 2009, which had relatively high software engineering costs.

As a percentage of sales, research and development expenses decreased to 5.8% in 2011 as compared to 6.0% in 2010 as expenses increased at a slower rate than increases in sales. Research and development expenses were 5.6% of sales in 2009. The increase as a percentage of sales from 2009 to 2010 was primarily due to the reasons discussed above.

Sales and Marketing

Sales and marketing expenses increased $3.8 million or 17.5% to $25.9 million in 2011 from $22.1 million in 2010. The increase in sales and marketing expenses was primarily due to higher headcount and also due to an increase in program spending in an effort to drive sales growth and market penetration, especially in the growing digital signage market.

Sales and marketing expenses decreased $1.8 million or 7.6% to $22.1 million in 2010 from $23.9 million in 2009. The decrease was primarily due to reduced share based compensation expense, lower headcount, and lower estimates of uncollectible accounts receivable. Sales and marketing expenses also decreased due to the sale of the digital signage software assets, which occurred in the first quarter of 2009 as the Company did not sell digital signage software products subsequent to the first quarter of 2009.

As a percentage of sales, sales and marketing expenses increased to 13.9% in 2011 as compared to 12.6% in 2010. In 2009 sales and marketing expenses were 13.7% of sales. The increase from 2010 to 2011 and the decrease from 2009 to 2010 were primarily due to the reasons discussed above.

General and Administrative

General and administrative expenses increased $0.7 million or 4.8% to $16.8 million in 2011 as compared to $16.1 million in 2010. The increase was primarily the result of increases in compensation related items including share based compensation expense.

General and administrative expenses decreased $3.5 million or 17.9% to $16.1 million in 2010 from $19.6 million in 2009. The decrease in general and administrative expenses was primarily due to a reduction in share based compensation expense, reductions in headcount, and decreases in spending for outside services as a result of the Company's initiatives to reduce administrative overhead.

As a percentage of sales, general and administrative expenses decreased to 9.0% in 2011 from 9.1% in 2010 as expenses increased at a slower rate than increases in sales. In 2009 general and administrative expenses were 11.2% of sales. The decrease as a percentage of sales from 2009 to 2010 was primarily due to the reasons discussed above.

Amortization of Intangible Assets

Expenses for the amortization of intangible assets were $2.0 million in 2011 as compared to $2.5 million in 2010. The decrease of $0.5 million was the result of certain intangible assets that became fully amortized in the fourth quarter of 2010 and as such had no related amortization expense in 2011. Expenses for the amortization of intangible assets were $2.7 million in 2009. The $0.2 million decrease in amortization expense in 2010 as compared to 2009 was due to the sale of the digital signage software assets in the first quarter of 2009 as the associated intangible assets are no longer reflected on the Company's balance sheet.

Impairment and Restructuring Charges

2011 Restructuring charges

In 2011 the Company recorded $1.1 million in net restructuring charges. During the fourth quarter of 2011 the Company recorded $1.3 million related to severance benefits estimated for the termination of certain employees who performed primarily sales, engineering and management functions. In the fourth quarter of 2011 the Company determined that severance benefits and other payables related to previously recorded charges would be less than initially estimated and reduced the liabilities to reflect the current estimate of amounts to be paid. This revision was recorded as a $0.2 million reduction in operating expenses in 2011.

2010 Impairment and restructuring charges

In 2010 the Company recorded $3.4 million in net impairment and restructuring charges. During the first quarter of 2010 the Company determined that the goodwill recorded on its balance sheet was impaired, and therefore recorded a $3.4 million charge to write-off this balance. The goodwill impairment charge was recorded as a result of the impairment test conducted during the first quarter of 2010 following the Company's restructuring that resulted in one operating segment, which constituted a triggering event as described by paragraph 35-10 of ASC Subtopic 350-20 "Goodwill." The impairment test considered the Company's average share price over a reasonable period of time and current projections of the underlying discounted cash flows of the Company. Neither of these approaches supported the carrying value of the asset.

In the first quarter of 2010 the Company determined that the severance benefits related to previously recorded restructuring charges would be less than initially estimated and reduced the severance liability to reflect the current estimate of amounts to be paid. This revision was recorded as a $40 thousand reduction in operating expenses for the three months ended December 25, 2009.

2009 Impairment and restructuring charges

In 2009 the Company recorded $1.9 million in net impairment and restructuring charges. The Company recorded $2.9 million in charges related to severance benefits estimated for the termination of certain employees who performed primarily sales, operations, manufacturing, and management functions, and for the write-off of tooling for a product that is no longer produced by the Company. In 2009 the Company also negotiated a settlement with a vendor related to a restructuring liability recorded in 2008, and also determined that payments related to certain severance benefits recognized in prior periods would be less than initially estimated. These adjustments were recorded as a $0.7 million reduction in restructuring expenses in 2009. In 2009 certain liabilities assumed in the purchase of Clarity were adjusted to reflect current estimates of amounts that will be paid to certain taxing authorities, former employees, and vendors. At the time of the business combination these liabilities were included in the calculation of goodwill. As the goodwill associated with the Clarity acquisition was determined to be impaired and written off in 2008, the 2009 adjustments to these liabilities were recorded as a $0.3 million net reduction to restructuring expense.

Gain on Sale of Assets

The Company did not divest of any business or technology assets in 2010 or 2011. The Company recorded an $8.4 million gain on sale of assets in 2009. In the second quarter of 2009, the Company sold certain patents and recorded a gain on sale of $2.9 million. In the first quarter of 2009, the Company recorded a $5.5 million gain on the sale of the digital signage assets. See further discussion in Note 12—Gain on Sale of Assets.

Operating Expenses

Operating expenses increased $2.1 million or 3.8% to $56.6 million in 2011 from $54.5 million in 2010. The increase in operating expenses was primarily due to increases in sales and marketing and general and administrative expenses, which were partially offset by decreases in impairment and restructuring expenses. As a percentage of sales, operating expenses decreased to 30.4% in 2011 from 31.0% in 2010 as expenses increased at a slower rate than increases in sales.

Operating expenses increased $5.0 million or 10.1% to $54.5 million in 2010 from $49.5 million in 2009. The increase in operating expenses was primarily due to the $8.4 million gain on sale of assets recognized in the second quarter of 2009, which reduced operating expenses in that period. Comparably, the Company did not sell any assets in 2010. The increase in operating expenses from 2009 to 2010 was also due to the $1.5 million increase in impairment and restructuring charges recognized in 2010 as compared to 2009. These increases in operating expenses were partially offset by decreases in general and administrative and sales and marketing expenses. As a percentage of sales, operating expenses increased to 31.0% in 2010 from 28.3% in 2009. The increase in operating expenses as a percentage of sales from 2009 to 2010 was primarily due to the increases discussed above.

Non-operating Income and Expense

Non-operating income and expense includes interest income on cash and cash equivalents, interest expense, net foreign currency exchange gain or loss and other income or expenses. Net interest income in 2011 was $22 thousand as compared to net interest expense of $0.1 million in both 2010 and 2009.

Foreign currency exchange gains and losses are related to timing differences in the receipt and payment of funds in various currencies and the conversion of cash, accounts receivable and accounts payable denominated in foreign currencies to the applicable functional currency. In 2011, the Company recorded a net foreign currency exchange loss of $0.3 million, as compared to a net gain of $1.6 million in 2010 and a net loss of $0.3 million in 2009.

The Company currently realizes approximately one-third of its revenue outside the United States. The functional currency of the Company's primary foreign subsidiaries is the Euro which must be translated to U.S. Dollars for consolidation.

Provision for Income Taxes

The Company recorded tax expense of $0.1 million in 2011, as compared to a tax benefit of $3.1 million in 2010 and a tax expense of $0.1 million in 2009. Components of the 2011 tax expense included expense from foreign and state jurisdictions, which were offset largely by tax benefits generated by losses in other foreign jurisdictions. The tax provision for 2010 was significantly impacted by a one-time benefit related to the Company's utilization of U.S. net operating losses ("NOLs") under H.R. 3548, the "Worker, Homeownership, and Business Assistance Act of 2009." Under the H.R. 3548 NOL carryback provisions, the Company recorded a $2.1 million tax benefit. Additionally, the 2010 tax provision included benefits of $0.9 million related to the write-off of goodwill and $1.0 million related to a reduction in its valuation allowance against foreign net operating losses. These benefits were offset by income tax expense in other foreign and state jurisdictions. For 2009 the income tax expense of $0.1 million was the result of tax expense from foreign operations which was based upon the various tax laws and rates of the countries in which operations are conducted.

The 2.1% tax rate for the year ending September 30, 2011 differs from the federal statutory rate primarily due to the valuation allowance against U.S. deferred tax assets, the provision for state taxes, and a mixture of both tax expense and benefits in different foreign jurisdictions with different rates. In 2010 the negative tax rate of 37.6% was due largely to the U.S. NOL carryback provision discussed above, a valuation allowance on the Company's U.S. deferred tax assets, the release of the valuation allowance on foreign net operating losses, the provision for state income taxes, and the effects of the Company's operations in foreign jurisdictions with different tax rates.

The difference between the effective tax rate and the federal statutory tax rate is due primarily to the valuation allowance on the Company's U.S. deferred tax assets, the provision for state income taxes, and the effects of the Company's operations in foreign jurisdictions with different tax rates. During periods of time in which a valuation allowance is required for GAAP accounting purposes, the effective tax rate recorded will not represent the Company's longer-term normalized tax rate in profitable times. Additionally, given the relationship between fixed dollar tax items and pretax financial results, the effective tax rate can change materially based on small variations of income.

Net Loss

In 2011 net loss was $4.7 million or $0.24 per share. In 2010 net loss was $5.1 million or $0.27 per share. In 2009 net loss was $3.4 million or $0.19 per share.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $7.8 million in 2011 as compared to cash provided by operating activities of $1.9 million in 2010. Net cash used in operating activities in 2011 primarily relates to increases in inventories and other assets, decreases in other liabilities and accounts payable and the net loss incurred in the period. These uses of cash were partially offset by a decrease in accounts receivable, an increase in deferred revenue, non-cash charges including depreciation, amortization and share based compensation, and restructuring charges which do not require a current cash outlay. Net cash provided by operations in 2010 primarily relates to increases in accounts payable and also due to non-cash charges including depreciation and amortization, impairment charges, and share based compensation, which do not require a current cash outlay. These were offset by the net loss incurred in 2010, increases in accounts receivable and inventories, and decreases in other liabilities.

Working capital increased $0.8 million to $59.3 million at September 30, 2011 from $58.5 million at September 24, 2010. Current assets decreased $0.3 million to $95.7 million in 2011 as compared to $96.0 million in 2010 due primarily to decreases in cash and accounts receivable, which were partially offset by a $9.6 million increase in inventories. Cash decreased by $9.5 million due primarily to the inventory purchases made during 2011 made to support the Company's growth initiatives and new products launches, and also due to weaker than expected demand for desktop monitors in the second half of 2011. The Company believes this additional inventory in desktop monitors will be sold within the next few quarters. Accounts receivable decreased $1.1 million due primarily to the timing of cash receipts from customers. Current liabilities decreased $1.2 million due primarily to decreases in other current liabilities and accounts payable, which were partially offset by increases in deferred revenue. Other current liabilities decreased $1.3 million primarily due to payments made to customers for rebates accrued in prior periods. Accounts payable decreased $0.6 million primarily due to the timing of payments to vendors. Deferred revenue increased $0.7 million primarily due to an increase in the sale of extended warranties.

Additions to property, plant and equipment were $1.5 million and $0.7 million in 2011 and 2010, respectively. In 2011 expenditures for property, plant and equipment primarily related to the purchase of information technology software and equipment, tooling and manufacturing equipment. In 2010 expenditures for property, plant and equipment related primarily to the purchase of manufacturing equipment, tooling, and information technology software and equipment.

The Company's credit agreement was amended on November 18, 2010 and allows for borrowing up to 80% of its eligible domestic accounts receivable with a maximum borrowing capacity of $12.0 million. As of September 30, 2011 the Company's borrowing capacity was the full $12.0 million. The credit agreement, as amended, has an interest rate of LIBOR + 3.0%, expires on December 1, 2011, and is secured by substantially all of the assets of the Company. There were no amounts outstanding under the Company's credit agreement as of September 30, 2011 and September 24, 2010. The credit agreement contains certain financial covenants, with which the Company was in compliance as of September 30, 2011. On November 17, 2011 the Company entered into an amended and restated credit agreement. The credit agreement, as amended on November 17, 2011, has an interest rate of LIBOR + 1.75%, expires on December 1, 2013 and is secured by substantially all of the assets of the Company.

The Company's position on indefinite reinvestment of unremitted earnings from foreign operations may limit its ability to transfer cash between or across foreign and U.S. operations. As of September 30, 2011 the cumulative undistributed earnings of these foreign operations were approximately $2.7 million and the unrecognized deferred tax liability related to these undistributed earnings was $0.3 million. The Company's cash balance at September 30, 2011 includes $11.0 million held by foreign subsidiaries, of which approximately $2.7 million is indefinitely reinvested.

Item 8. Financial Statements and Supplementary Data

PLANAR SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Planar Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Planar Systems, Inc. and subsidiaries as of September 30, 2011 and September 24, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended September 30, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Planar Systems, Inc. and subsidiaries as of September 30, 2011 and September 24, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
November 23, 2011

PLANAR SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

	Sept. 30, 2011	Sept. 24, 2010
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents (Note 1)	$ 22,231	$ 31,709
Accounts receivable, net of allowance for doubtful accounts of $1,622 at 2011 and $2,005 at 2010 (Note 1)	25,881	27,010
Inventories (Note 1)	42,967	33,397
Other current assets (Notes 1 and 8)	4,587	3,924
Total current assets	95,666	96,040
Property, plant and equipment, net (Note 4)	4,265	5,347
Intangible assets, net (Notes 1 and 5)	1,261	3,253
Other assets (Notes 1 and 8)	4,110	3,794
	$ 105,302	$ 108,434
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 15,549	$ 16,130
Current portion of capital leases	—	4
Deferred revenue	2,339	1,611
Other current liabilities (Notes 6, 8, and 11)	18,485	19,800
Total current liabilities	36,373	37,545
Other long-term liabilities (Notes 1 and 8)	6,270	5,513
Total liabilities	42,643	43,058
Shareholders' equity:		
Preferred stock, $0.01 par value, authorized 10,000,000 shares, no shares issued	—	—
Common stock, no par value. Authorized 30,000,000 shares; 19,758,400 and 19,162,335 issued shares at 2011 and 2010, respectively	182,826	180,289
Retained earnings (deficit)	(118,096)	(112,886)
Accumulated other comprehensive income (loss)	(2,071)	(2,027)
Total shareholders' equity	62,659	65,376
	$ 105,302	$ 108,434

See accompanying notes to consolidated financial statements

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Sept. 30, 2011	Sept. 24, 2010	Sept. 25, 2009
	(In thousands, except per share amounts)		
Sales	$ 186,504	$ 175,668	$ 174,931
Cost of sales	134,365	131,201	128,643
Gross profit	52,139	44,467	46,288
Operating expenses:			
Research and development, net (Note 1)	10,748	10,515	9,851
Sales and marketing	25,929	22,062	23,885
General and administrative	16,836	16,061	19,566
Amortization of intangible assets (Note 5)	1,992	2,470	2,686
Impairment and restructuring charges (Note 11)	1,060	3,388	1,867
Gain on sale of assets (Note 12)	—	—	(8,361)
Total operating expenses	56,565	54,496	49,494
Loss from operations	(4,426)	(10,029)	(3,206)
Non-operating income (expense):			
Interest, net	22	(62)	(67)
Foreign exchange, net	(334)	1,618	(311)
Other, net	130	293	237
Net non-operating income (expense)	(182)	1,849	(141)
Loss before income taxes	(4,608)	(8,180)	(3,347)
Provision (benefit) for income taxes (Note 8)	98	(3,075)	77
Net loss	(4,706)	(5,105)	(3,424)
Net loss per share			
Basic	$ (0.24)	$ (0.27)	$ (0.19)
Diluted	$ (0.24)	$ (0.27)	$ (0.19)
Average shares outstanding—basic	19,419	18,954	18,410
Average shares outstanding—diluted	19,419	18,954	18,410

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Sept. 30, 2011	Sept. 24, 2010	Sept. 25, 2009
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (4,706)	$ (5,105)	$ (3,424)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	4,155	5,447	6,725
Impairment and restructuring charges	1,060	3,388	1,867
Deferred taxes	(511)	(1,897)	212
Shared based compensation	2,263	1,643	4,979
Gain on sale of assets	—	—	(8,361)
(Increase) decrease in accounts receivable, net	1,303	(1,085)	15,230
(Increase) decrease in inventories	(9,419)	(3,985)	8,320
(Increase) decrease in other assets	(407)	(244)	1,016
Increase (decrease) in accounts payable	(621)	6,175	(12,131)
Increase (decrease) in deferred revenue	725	(30)	47
Decrease in other liabilities	(1,669)	(2,389)	(6,418)
Net cash provided by (used in) operating activities	(7,827)	1,918	8,062
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(1,490)	(736)	(378)
Proceeds from sale of assets, net	—	—	9,289
Decrease in long term liabilities	—	—	(67)
Increase in long term assets	—	—	(1)
Net cash provided by (used in) investing activities	(1,490)	(736)	8,843
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments of long-term debt and capital lease obligations	(4)	(133)	(436)
Value of shares withheld for tax liability	(504)	(571)	(289)
Net proceeds from issuance of capital stock	274	2	146
Net cash used in financing activities	(234)	(702)	(579)
Effect of exchange rate changes on cash and cash equivalents	73	507	(519)
Net increase (decrease) in cash and cash equivalents	(9,478)	987	15,807
Cash at beginning of period	31,709	30,722	14,915
Cash at end of period	$ 22,231	$ 31,709	$ 30,722
Supplemental cash flow disclosure			
Cash paid for interest	$ 66	$ 176	$ 187
Cash paid (received) for income taxes	610	(1,767)	577

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Dollars in thousands, except per share amounts and share data)

	Common Stock Shares	Common Stock Amount	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE, SEPTEMBER 26, 2008	17,995,087	$ 173,519	$ (103,497)	$ 410	$ 70,432
Components of comprehensive loss:					
Net loss	—	—	(3,424)	—	(3,424)
Currency translation adjustment	—	—	—	(433)	(433)
Total comprehensive loss					(3,857)
Value of shares withheld for tax liability	(207,793)	—	(289)	—	(289)
Proceeds from issuance of common stock	1,439,440	146	—	—	146
Share based compensation	—	4,979	—	—	4,979
BALANCE, SEPTEMBER 25, 2009	19,226,734	$ 178,644	$ (107,210)	$ (23)	$ 71,411
Components of comprehensive loss:					
Net loss	—	—	(5,105)	—	(5,105)
Currency translation adjustment	—	—	—	(2,004)	(2,004)
Total comprehensive loss					(7,109)
Value of shares withheld for tax liability	(222,751)	—	(571)	—	(571)
Proceeds from issuance of common stock	158,352	2	—	—	2
Share based compensation	—	1,643	—	—	1,643
BALANCE, SEPTEMBER 24, 2010	19,162,335	$ 180,289	$ (112,886)	$ (2,027)	$ 65,376
Components of comprehensive loss:					
Net loss	—	—	(4,706)	—	(4,706)
Currency translation adjustment	—	—	—	(44)	(44)
Total comprehensive loss					(4,750)
Value of shares withheld for tax liability	(215,567)	—	(504)	—	(504)
Proceeds from issuance of common stock	811,632	274	—	—	274
Share based compensation	—	2,263	—	—	2,263
BALANCE, SEPTEMBER 30, 2011	19,758,400	$ 182,826	$ (118,096)	$ (2,071)	$ 62,659

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE YEARS ENDED SEPTEMBER 30, 2011
(Dollars in thousands, except per share amounts, and share data)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Planar Systems, Inc. was incorporated on April 27, 1983 and commenced operations in June 1983. Planar Systems, Inc., and its wholly-owned subsidiaries are engaged in developing, manufacturing and marketing electronic display products and systems. These display products and systems are primarily EL displays, AMLCD panels, video wall displays, desktop monitors, and home theater projection systems.

Principles of consolidation

The consolidated financial statements include the financial statements of Planar Systems, Inc. together with its wholly-owned subsidiaries, Planar Systems Oy, Clarity, a Division of Planar Systems, Inc., Runco International, LLC and the subsidiaries of such subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year

The Company's fiscal year ends on the last Friday in September. The last days of fiscal 2011, 2010 and 2009 were September 30, September 24 and September 25, respectively. Due to statutory requirements, Planar Systems Oy's fiscal year-end is September 30. All references to a year in these notes are to the Company's fiscal year ended in the period stated which includes the fiscal year results of Planar Systems, Oy.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results may differ from those estimates.

Reclassification

Certain balances in the 2010 financial statements have been reclassified to conform to 2011 presentations. Such reclassifications had no effect on results of operations or retained earnings. As discussed further in Note 14—Business Segments, prior to fiscal 2010 the Company had previously reported four reportable segments: Industrial, Commercial, Control Room and Signage, and Home Theater. The Company now has one reportable segment, which is consistent with how the Company is currently structured and managed. Segment information for fiscal 2009 has been restated to conform to the current year's presentation.

Foreign currency translation

The Euro is the functional currency of the Company's foreign subsidiaries. Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. Dollars at current exchange rates, and sales and expenses are translated using average rates. Gains and losses from translation of net assets are included in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included as a component of non-operating income (expense).

Cash

Cash and cash equivalents of $22,231 includes cash deposits in banks and highly liquid instruments with maturities of three months or less from the time of purchase.

(Dollars in thousands, except per share amounts, and share data)

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has established an allowance for doubtful accounts which represents the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing ongoing evaluations of its customers and their ability to make payments. The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgment of economic conditions. Additionally, the Company has a credit policy that is applied to its potential customers. Account balances are charged off against the allowance after all options have been exhausted and recovery is considered unlikely.

Changes in the allowance for doubtful accounts were as follows:

Description	Balance at beginning of period	Charged to cost and expense	Deductions[1]	Balance at end of period
Year Ended September 25, 2009				
Allowance for doubtful accounts	$ 2,552	$ 2,545	$ (2,730)	$ 2,367
Year Ended September 24, 2010				
Allowance for doubtful accounts	$ 2,367	$ 1,295	$ (1,657)	$ 2,005
Year Ended September 30, 2011				
Allowance for doubtful accounts	$ 2,005	$ 792	$ (1,175)	$ 1,622

(1) Deductions represent write-offs and recoveries of previously reserved balances.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, net of adjustments for estimated excess inventory and obsolescence based upon the Company's best estimate of future product demand. Inventories consist of:

	2011	2010
Raw materials	$ 18,175	$ 12,895
Work in progress	2,440	3,026
Finished goods	22,352	17,476
	$ 42,967	$ 33,397

Property, plant and equipment

Depreciation of equipment is computed on a straight-line basis over the estimated useful lives of the assets, generally three to seven years. Capitalized leases and leasehold improvements are amortized on a straight-line basis over the lesser of the life of the leases or the estimated useful lives of the assets. Depreciation of the building owned by the Company is computed on a straight-line basis over its estimated useful life, estimated to be 39 years.

Operating leases

The Company records the minimum base rents for its operating leases on a straight-line basis over the life of the lease term. The difference between rent expense calculated on a straight-line basis and rent paid is recorded

(Dollars in thousands, except per share amounts, and share data)

as a deferred rent liability. The Company received tenant improvement allowances on certain of its leases which were amended in fiscal 2011. These improvement allowances are considered lease incentives and are amortized as a reduction of rent expense over the term of the respective lease.

Other assets

Included in other current assets of $4,587 and $3,924 as of September 30, 2011 and September 24, 2010, respectively, are various prepaid assets, non-trade receivables, and deferred tax assets.

Included in other long-term assets of $4,110 and $3,794 as of September 30, 2011 and September 24, 2010, respectively, are assets related to the Company's deferred compensation plan in the amounts of $1,440 and $1,749, respectively. Assets of the deferred compensation plan are accounted for as trading securities. Any increases in assets cause corresponding increases in liabilities, thereby negating any income or loss effect in the Consolidated Statement of Operations as a result of changes in value of the deferred compensation plan. The deferred compensation plan allowed eligible executives to elect to defer up to 100% of their regular compensation and incentive awards, and non-employee Board members could elect to defer up to 100% of their directors' compensation. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. This plan was frozen effective December 24, 2004 and no deferrals have been made under the plan since that date.

Other long-term assets also included $218 and $39 related to equipment which had not been placed in service as of September 30, 2011 and September 24, 2010, respectively.

Other long-term liabilities

Included in other long-term liabilities of $6,270 and $5,513 as of September 30, 2011 and September 24, 2010, respectively, are liabilities related to the Company's deferred compensation plan described above in the amounts of $1,440 and $1,749, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Revenue recognition

The Company's policy is to recognize revenue for product sales when evidence of an arrangement exists, sales price is determinable or fixed, title transfers, and risk of loss has passed to the customer, which is generally upon shipment of the Company's products to its customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. Some distributor agreements allow for potential return of products and provide price protection under certain conditions within limited time periods. Price protection is offered to select distributors for circumstances when there is a decrease in the list price of a product subsequent to the purchase by the distributor. The distributor is entitled to receive a credit equal to the price decrease for all

(Dollars in thousands, except per share amounts, and share data)

new and unused products held in the distributor's inventory as of the date of the claim, up to a maximum of 45 days from the date of purchase. Such return rights are generally limited to short-term stock rotation. The Company estimates sales returns and price protection adjustments based on historical experience and other qualitative factors and records the amounts as a reduction in revenue at the later of the time of shipment or when the pricing decision is made. Each period, price protection is estimated based upon pricing decisions made and information received from distributors as to the amount of inventory they are holding.

For transactions with multiple-deliverable arrangements, as defined by Accounting Standards Update No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force" ("ASU 2009-13"), the Company allocates revenue using the relative selling price method. In general, where revenue arrangements involve acceptance provisions, the acceptance criteria are usually limited to the published specifications of the Company's products. In those circumstances when customer specified acceptance criteria exist and where the Company cannot demonstrate that products meet those specifications prior to shipment, revenue is deferred until customer acceptance occurs. For orders with multiple elements (i.e., installation, training, additional parts, etc.) and where one or more elements are undelivered at the end of a reporting period, the Company recognizes revenue on the delivered elements only after the determination has been made that the delivered elements have stand alone value and any undelivered elements have objective and reliable evidence of selling price. The Company's policies comply with the guidance provided by ASC Topic 605. Judgments are required in evaluating the credit worthiness of the Company's customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the collection risk is minimal.

On September 25, 2010 the Company adopted the provisions of Accounting Standards Update No. 2009-14, "Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a Consensus of the FASB Emerging Issues Task Force" ("ASU 2009-14"), which changes the accounting model for revenue arrangements that include both tangible products and software elements. ASU 2009-14, which was issued in October 2009 by the Financial Accounting Standards Board, is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this Update did not have a material impact on the Company's financial statements.

The Company records sales tax amounts collected from customers on a net basis.

Research and development costs

Research and development costs are expensed as incurred. The Company periodically enters into research and development contracts with certain private-sector companies. These contracts generally provide for reimbursement of costs. The Company also periodically receives research and development tax credits from certain governmental agencies. Funding from research and development contracts and tax credits are recognized as reductions in operating expenses during the period in which the services are performed and related direct expenses are incurred, as follows:

	2011	2010	2009
Research and development expense	$ 11,827	$ 11,571	$ 10,565
Contract funding and research and development tax credits	(1,079)	(1,056)	(714)
Net research and development	$ 10,748	$ 10,515	$ 9,851

(Dollars in thousands, except per share amounts, and share data)

Warranty

The Company provides a warranty for its products and establishes an allowance at the time of sale to cover estimated costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities. See additional discussion in Note 6—Other Current Liabilities.

Goodwill

The Company values goodwill and intangible assets in accordance with ASC Topic 350. When goodwill is recorded on the Company's balance sheet, it is tested annually and whenever events or circumstances occur indicating that goodwill may be impaired. During the first quarter of 2010 the Company determined that its goodwill was impaired, and recorded a $3,428 charge to write-off this balance. This charge was recorded as a result of the impairment test conducted during the first quarter of 2010 following the Company's restructuring that resulted in one operating segment. This restructuring constituted a triggering event as described by paragraph 35-10 of ASC Subtopic 350-20 "Goodwill." The impairment test considered the Company's average share price over a reasonable period of time and current projections of the underlying discounted cash flows of the Company. Neither of these approaches supported the carrying value of the asset. The impairment review conducted in the second quarter of 2009 did not indicate impairment of goodwill at that time. See additional discussion in Note 11—Impairment and Restructuring Charges.

Intangible assets

Intangible assets consist of acquired developed technology and customer relationships associated with the 2006 acquisition of Clarity, which are being amortized over their estimated useful lives. When these assets were acquired, the weighted-average amortization period was between four years and seven years. See additional discussion in Note 5—Intangible Assets.

Impairment of long-lived assets

In accordance with ASC Topic 360, long-lived assets and intangible assets are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Long-lived assets are grouped at the lowest level for which distinguishable cash flows are available. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. If impairment exists, the asset is written down to its fair value. Fair value is determined through quoted market values or through the calculation of the present value of future cash flows expected to be provided by the asset.

Advertising expenses

All advertising costs are expensed as incurred and totaled $2,094, $1,895, and $1,873 in fiscal 2011, 2010 and 2009, respectively.

Net loss per share

Basic net loss per share was computed using the weighted average number of common shares outstanding during each period. Diluted net loss per share is computed using the weighted average number of common shares plus dilutive common equivalent shares outstanding during the period. No incremental shares for fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 were used in the calculations of diluted earnings per share. In years in which a net loss is incurred, no common stock equivalents are included since they are antidilutive and as such all stock options and unvested restricted stock outstanding were excluded from the computation of diluted net loss per share for the years ended September 30, 2011, September 24, 2010 and September 25, 2009.

(Dollars in thousands, except per share amounts, and share data)

Financial instruments

For short-term financial instruments, including cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued compensation, the carrying amount approximates the fair value because of the immediate short-term nature of those instruments. The differences between the fair values and carrying amounts of the Company's financial instruments at September 30, 2011, September 24, 2010 and September 25, 2009 were not material.

Derivative instruments

The Company is exposed to certain foreign currency risks relating to its ongoing business operations, as the Euro is the functional currency of the Company's European subsidiaries. Historically the Company managed this risk by periodically entering into forward exchange contracts to mitigate the income statement impact of fluctuations in the Euro value of its U.S. Dollar denominated cash deposits, accounts receivable, accounts payable, and the intercompany balances. Due to volatility in the foreign exchange market and the Company's strategic shift to preserve cash, the Company re-evaluated the use of forward contracts, which require cash settlement, to hedge against the non-cash translation risk of its U.S. Dollar net assets on Euro denominated subsidiaries. As a direct result of this re-evaluation and review, the Company adjusted its strategy in the second quarter of fiscal 2009, deciding not to put cash at risk, and no longer hedges foreign currency risk. This allows changes in the U.S. Dollar versus the Euro exchange rate to positively or negatively impact the Company's net income. The net loss on foreign currency exchange transactions was $334 in the year ended September 30, 2011. The net gain on foreign currency exchange transactions was $1,618 in the year ended September 24, 2010. This compared to a net loss of $311 in the years ended September 25, 2009, respectively. These amounts were recorded as foreign exchange, net in the Consolidated Statements of Operations. See additional discussion in Note 15—Derivatives.

Share based compensation plans

Share based compensation expense recognized for the twelve months ended September 30, 2011, September 24, 2010 and September 25, 2009 was $2,263, $1,643, and $4,979, respectively, which consisted of share based compensation expense related to employee stock options, restricted stock and the Company's Employee Stock Purchase Plan. See Note 9—Shareholders' Equity for additional information.

ASC Topic 718 requires companies to estimate the fair value of share based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. The Company values employee stock options granted using the Black-Scholes option pricing model ("Black-Scholes model"). This model is also used to estimate the fair value of employee stock purchases related to the Employee Stock Purchase Plan. The Company values restricted stock awards at the closing price of the Company's shares on the date of grant. For additional information, see Note 9—Shareholders' Equity. The Company's determination of fair value of share based payment awards on the date of grant using an option pricing model is affected by the Company's stock price as well as assumptions regarding a number of variables, including the risk-free interest rate, the expected dividend yield, the expected option life, and expected volatility over the term of the awards.

(Dollars in thousands, except per share amounts, and share data)

Recent accounting pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income," ("ASU 2011-05") which requires that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the current option of allowing an entity to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not anticipate the adoption of ASU 2011-05 will have a material effect on its results of operations or financial position.

NOTE 2 CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The risk in trade accounts receivable is mitigated by the credit worthiness of the companies comprising the Company's customer base and their dispersion across many different sectors of the electronics industry and geographies. At September 30, 2011, the Company does not believe it had any significant credit risks which are not provided for in the allowance for doubtful accounts.

Supplier risks

The Company relies on third party manufacturers for a significant portion of its product components. Reliance on suppliers raises several risks, including the possibility of defective parts, reduced control over the availability and delivery schedule for parts, and the possibility of increases in component costs. The Company's supply of products and profitability can be adversely affected by each of these risks.

The Company also purchases single-source components for which it has no guaranteed alternative source of supply, and an extended interruption in the supply of any of these components could adversely affect the Company's results of operations. Furthermore, many of the components used in the Company's products are purchased from suppliers located outside the United States. Trading policies adopted in the future by the United States or foreign governments could restrict the availability of components or increase the cost of obtaining components. Any significant increase in component prices or decrease in component availability could have an adverse effect on the Company's results of operations. The Company has in the past and may in the future face difficulty ensuring an adequate supply of quality LCD panel glass used in certain products in the Company's products. In the future the Company may also face difficulties ensuring an adequate supply of rear-projection screens used in its video wall products. The Company is actively engaged in efforts to reduce this risk area. In addition, the Company has in the past and may in the future be negatively impacted by certain U.S. International Trade Commission exclusion order bans on imports of certain products that are used in the Company's manufacturing process. These import bans could affect the Company's ability to import adequate supplies and could have a material adverse effect on the Company's business, financial condition, and results of operations.

The risks mentioned above related to reliance on suppliers could also impact the Company's contract manufacturers. In addition, the Company is reliant on its contract manufacturers' ability to maintain suitable manufacturing facilities, train manufacturing employees, manage the supply chain effectively, manufacture a quality product, and provide spare parts in support of the Company's warranty and customer service obligations. Failure of the Company's contract manufacturers to deliver in any one of these areas could have an adverse effect on the Company's results of operations.

(Dollars in thousands, except per share amounts, and share data)

NOTE 3 EARNINGS PER SHARE

Average basic and diluted shares outstanding for the periods ending September 30, 2011, September 24, 2010 and September 25, 2009 were 19,419,000, 18,954,000, and 18,410,000 shares, respectively. ASC Topic 260, "Earnings per Share," requires that employee equity share options, nonvested shares and similar equity instruments granted by the Company be treated as potential common shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options and nonvested shares, which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits or deficiencies that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. There was no dilutive effect of in-the-money employee stock options or nonvested shares totaling 374,000, 331,000 and 258,000 as of September 30, 2011, September 24, 2010 and September 25, 2009, respectively, due to the Company incurring a net loss for each of those years then ended. In addition to those shares, for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, 1,470,000, 1,730,000 and 2,768,000 shares, respectively, were excluded from the computation of earnings per share because they were antidilutive under the treasury stock method.

NOTE 4 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consist of:

	2011	2010
Buildings	$ 11,757	$ 11,652
Machinery and equipment	35,920	34,807
Total property, plant and equipment	47,677	46,459
Less accumulated depreciation	(43,412)	(41,112)
Net property, plant and equipment	$ 4,265	$ 5,347

Net property, plant and equipment by geography were as follows:

	2011	2010
United States	$ 2,985	$ 3,490
Europe	1,280	1,857
Net property, plant, and equipment	$ 4,265	$ 5,347

The Company recorded depreciation expense of $2,163, $2,977 and $4,039 in fiscal 2011, 2010 and 2009, respectively.

NOTE 5 INTANGIBLE ASSETS

Net intangible assets consist of the following:

	2011	2010
Customer relationships, net of accumulated amortization of $6,797 and $6,208	$ 1,154	$ 1,743
Acquired technologies, net of accumulated amortization of $14,293 and $12,890	107	1,510
	$ 1,261	$ 3,253

(Dollars in thousands, except per share amounts, and share data)

The identifiable intangible assets are being amortized over a remaining weighted average period of approximately 1.9 years. As of September 30, 2011 and September 24, 2010, the Company had recorded accumulated amortization of $22,890 and $20,898, respectively. Accumulated amortization at both September 30, 2011 and September 24, 2010 includes $1,800 of tradenames and trademarks which were fully amortized in fiscal 2010. Amortization expense was $1,992, $2,470, and $2,686 in 2011, 2010 and 2009, respectively. Amortization expense is estimated to be $696 and $565 in fiscal 2012 and 2013, respectively, and $0 thereafter.

NOTE 6 OTHER CURRENT LIABILITIES

Other current liabilities consist of:

	2011	2010
Warranty reserve	$ 3,613	$ 3,832
Accrued compensation	7,982	7,236
Other	6,890	8,732
	$ 18,485	$ 19,800

The Company provides a warranty for its products and establishes an allowance at the time of sale to cover estimated costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities.

The reconciliation of the changes in the warranty reserve is as follows:

	2011	2010
Balance at beginning of period	$ 3,832	$ 4,300
Cash paid for warranty repairs	(3,584)	(2,996)
Provision for current period sales	3,365	2,528
Balance at end of period	$ 3,613	$ 3,832

NOTE 7 COMMITMENTS

Most of the Company's office and manufacturing facilities are subject to long-term operating leases. In connection with certain of these leases which were amended in fiscal 2011, the Company received tenant improvement allowances totaling $790. These lease incentives are being amortized as a reduction of rent expense over the term of the respective leases, which range from five to six years. As of September 30, 2011 no leasehold improvements had been purchased using these allowances and $119 has been used as credits against rental payments. As of September 30, 2011 $671 of these allowances remain to be used.

At September 30, 2011, the minimum annual operating lease payments for all operating leases entered into by the Company were:

Fiscal years ending in September	
2012	$ 4,390
2013	4,307
2014	4,138
2015	2,840
2016	2,321
Thereafter	3,514
	$ 21,510

(Dollars in thousands, except per share amounts, and share data)

Total rent expense was $3,992, $4,309, and $4,662 for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

NOTE 8 INCOME TAXES

The components of net income (loss) before income taxes consist of the following:

	2011	2010	2009
Domestic	$ (4,742)	$ (9,682)	$ (3,824)
Foreign	134	1,502	477
	$ (4,608)	$ (8,180)	$ (3,347)

The following table summarizes the provision (benefit) for U.S. federal, state and foreign taxes on income:

	2011	2010	2009
Current:			
Federal	$ (34)	$ 450	$ (291)
State	96	241	(27)
Foreign	542	1,103	183
	604	1,794	(135)
Deferred:			
Federal	—	(2,707)	(71)
State	—	(251)	(7)
Foreign	(506)	(1,911)	290
	(506)	(4,869)	212
	$ 98	$ (3,075)	$ 77

A reconciliation of the differences between the U.S. and federal statutory tax rate and the Company's effective rate are as follows:

	2011	2010	2009
Computed statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal tax benefits	(3.3)	(3.3)	(3.3)
Non-U.S. income taxed at different rates	(7.3)	(1.9)	(1.0)
Permanent differences resulting from goodwill adjustments	—	(10.0)	—
Effect foreign income distributions	—	9.1	(9.3)
Benefit of net operating losses	—	(41.9)	—
Change in valuation allowance	47.2	36.9	58.8
Tax contingencies and settlements	—	6.6	(8.2)
Other items, net	0.5	1.9	0.3
Effective tax rate	2.1%	(37.6)%	2.3%

(Dollars in thousands, except per share amounts, and share data)

The tax effects of temporary differences and carryforwards which gave rise to significant portions of the deferred tax assets and liabilities as of September 30, 2011 and September 24, 2010 were as follows:

	2011	2010
Deferred tax assets:		
Inventories	$ 4,886	$ 4,643
Deferred revenue	1,123	1,493
Warranty reserve	1,261	1,284
Payroll and severance related	785	885
Other reserves	2,742	5,423
Intangibles	9,627	9,953
Accumulated depreciation	1,014	907
Capital losses	6,030	6,030
Net operating losses	10,528	7,502
Tax credits	9,536	9,082
Gross deferred tax assets	47,352	47,202
Valuation allowance	(44,968)	(45,096)
Deferred tax assets	2,564	2,106
Deferred tax liabilities:		
Accumulated depreciation	(358)	(411)
Deferred tax liabilities	(358)	(411)
Net deferred tax asset	$ 2,206	$ 1,695

The deferred tax assets and liabilities are recorded in the following balance sheet accounts:

	2011	2010
Other current assets	$ 1,687	$ 1,520
Other long-term assets	519	292
Other current liabilities	—	(117)
	$ 2,206	$ 1,695

During fiscal years 2011, 2010 and 2009 the Company recognized no tax benefits related to differences between financial and tax reporting of share based compensation transactions.

The Company establishes a valuation allowance for deferred tax assets, when it is more likely than not that such deferred tax assets will not be realized. During fiscal 2011 a decrease of $128 in the valuation allowance was due to the Company's continued inability to benefit from its U.S. tax assets which was offset by a reduction of the valuation allowance required for other deferred tax assets. During fiscal 2010 the valuation allowance decreased $2,683 primarily due to the utilization of portions of its U.S. and Foreign net operating losses ("NOLs"). The Company continues to provide a full valuation allowance against all of its U.S. tax assets as the recent three year cumulative loss is given more weight than projected future income when determining the need for a valuation allowance.

(Dollars in thousands, except per share amounts, and share data)

As of September 30, 2011 the Company had $26,094 in tax assets (tax-effected) resulting from NOLs, capital losses, and tax credits carryforwards. A detailed breakdown of these assets as of September 30, 2011 and September 24, 2010 are as follows:

	2011	2010
Federal net operating losses	$ 7,287	$ 5,075
State net operating losses and credits	2,170	1,757
Foreign net operating losses	1,450	1,048
Federal capital losses	6,030	6,030
Federal research credits	3,827	3,422
Federal minimum tax credits	249	249
Federal foreign tax credits	5,081	5,033
	$ 26,094	$ 22,614

The Federal NOLs expire on various dates through 2031, while the Federal capital loss expires in fiscal 2013. State NOLs expire on various dates through 2027. The Federal research credits expire on various dates through 2031. Foreign NOLs, state research credits and federal minimum tax credits are available indefinitely. The Foreign Tax Credits expire on various dates through 2021. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of NOLs and other tax attributes may be substantially limited due to cumulative changes in ownership greater than 50% that may have occurred or could occur during applicable testing periods. The Company has not performed a Section 382 analysis to determine the possible limitation of its NOLs. The Company has not provided for additional U.S. federal income and foreign withholding taxes on its undistributed earnings from non-U.S. operations as of September 30, 2011 because such earnings are intended to be reinvested indefinitely outside of the United States. As of September 30, 2011 the cumulative undistributed earnings of these foreign operations were approximately $2,700 and the unrecognized deferred tax liability related to these undistributed earnings was $331.

The Company's major U.S. jurisdictions under which it operated in fiscal 2011 included Oregon, California, and Texas while major international jurisdictions included Finland and France. The following table summarized the activity related to the Company's world-wide unrecognized tax benefits:

Balance at September 24, 2010	$ 1,993
Increase related to current year tax positions	—
Increase related to prior year tax positions	—
Decrease related to current year tax positions	—
Decrease related to prior year tax positions	—
Balance at September 30, 2011	$ 1,993

The Company classifies interest and penalties related to uncertain tax positions in income tax expense. The total $1,993 of unrecognized tax benefits, if recognized, would impact the tax rate. For the year ended September 30, 2011 the Company had $134 of accrued interest related to uncertain tax positions. It is reasonably possible that the Company's uncertain tax positions could decrease by approximately $578 in the next twelve months due to utilization of credits in tax years in which the statue of limitations may expire.

In December 2006 the United States Internal Revenue Service ("IRS") began an audit of the Company's U.S. federal tax returns for fiscal years ending 2003 through 2005. During the course of the examination the

(Dollars in thousands, except per share amounts, and share data)

Company also filed its fiscal 2006 tax return, which was included in the audit cycle. In fiscal 2009 the Company and the IRS reached an agreement on the tax return years under review and settled all tax years through fiscal 2006. The Company's largest foreign subsidiary, located in Finland, effectively settled in 2009 with the Finnish Tax authorities the audit of its tax returns ending up to and including fiscal year 2007. In 2011 the French Tax authorities commenced an examination of tax returns for fiscal years 2009 and 2010. Additionally, the Company is subject to numerous ongoing state and foreign tax audits. Although the final outcome of these audits are uncertain, based on currently available information, the Company believes the ultimate resolutions will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 SHAREHOLDERS' EQUITY

Preferred stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock at $0.01 par value. As of September 30, 2011, no shares of preferred stock had been issued; however, 200,000 shares of Series D Junior Participating Preferred Stock have been reserved for issuance in connection with the Company's Shareholder Rights Plan. Additional series of preferred stock may be designated and the related rights and preferences fixed by action of the Company's Board of Directors.

Employee Stock Purchase Plan

In fiscal 2005 the Company adopted the 2004 Employee Stock Purchase Plan, which replaced the 1994 Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan ("the Plan") provides that eligible employees may contribute, through payroll deductions, up to 10% of their earnings toward the purchase of the Company's Common Stock at 85 percent of the fair market value at specific dates. The fair value of the purchase rights is estimated on the first day of the offering period using the Black-Scholes model. In the second quarter of 2010, the Company's shareholders approved an amendment to the Plan which increased the number of shares of common stock that may be purchased under the Plan from 400,000 shares to 1,400,000 shares. As of September 30, 2011, approximately 850,000 shares remained available for purchase.

Stock options

In the first quarter of 2010 the Company adopted the 2009 Incentive Plan (the "2009 Plan"). This plan replaced the Company's 1993 Stock Incentive Plan, the 1996 Stock Incentive Plan, the 1999 Non-Qualified Stock Option Plan, the 2007 New Hire Incentive Plan, the Clarity Visual Systems, Inc. 1995 Plan and Non-Qualified Stock Option Plan as well as any individual inducement awards, which are collectively referred to as the "Prior Plans." The 2009 Plan authorizes the issuance of 1,300,000 shares of common stock. In addition, up to 2,963,375 shares subject to awards outstanding under the Prior Plans may become available for issuance under the 2009 Plan to the extent that these shares cease to be subject to the original awards (such as by expiration, cancellation or forfeiture of the awards). The maximum number of shares that may be issued under the 2009 Plan is 4,263,375 shares, including shares that may become available from the Prior Plans.

The 2009 Plan provides for the granting of stock options, which generally vest and become exercisable over a three year period and expire seven to ten years after the date of grant. Options were last granted in the second quarter of fiscal 2008.

(Dollars in thousands, except per share amounts, and share data)

Information regarding these option plans is as follows:

	Number of Shares	Weighted Average Exercise Prices
Options outstanding at September 24, 2010	1,236,932	$ 10.41
Granted	—	—
Exercised	—	—
Forfeited	(1,112)	6.02
Expired	(83,113)	17.75
Options outstanding at September 30, 2011	1,152,707	9.89

All options outstanding at September 30, 2011 were exercisable. No options were exercised in 2011. The total pretax intrinsic value of options exercised during the year was $6 and $3 in 2010 and 2009, respectively.

As of September 30, 2011, the total pretax intrinsic value of options outstanding and options exercisable was $9 and the options had a weighted average remaining contractual term of 3.4 years.

Restricted stock

The 2009 Plan provides for the issuance of restricted stock ("nonvested shares" per ASC Topic 718). Shares issued generally vest over a one- to three-year period upon the passage of time, or upon meeting objective performance conditions. The Company issued 817,167 shares of restricted stock to employees and non-employee directors in 2011. In the Proxy Statement dated October 16, 2009 issued in connection with the approval of the 2009 Plan, the Company pledged to limit its average annual "burn rate" (shares issued to employees, directors, and consultants under its compensatory equity arrangements) to 6.3% of the Company's weighted average legally issued and outstanding shares. The 817,167 full value shares issued in 2011 represented 6.0% of the Company's 20,290,641 weighted average legally issued and outstanding shares for fiscal 2011 (giving effect to the treatment of full value shares as 1.5 shares). In the years ended September 24, 2010 and September 25, 2009 the Company issued employees 806,900 and 1,023,825 shares, respectively.

Information regarding outstanding restricted stock awards is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding at September 24, 2010	1,249,891	$ 3.98
Granted	817,167	2.26
Vested	(661,957)	3.24
Forfeited	(19,167)	2.54
Restricted stock outstanding at September 30, 2011	1,385,934	3.34

The total fair value of shares vested in the year ended September 30, 2011 was $1,543. The fair value of shares vested in the years ended September 24, 2010 and September 25, 2009 was $1,832 and $946, respectively.

Performance-based restricted stock awards

As of September 30, 2011 approximately 629,000 shares of performance-based restricted stock awards remained outstanding. These awards, granted in fiscal 2011 and in previous periods, were granted to the

(Dollars in thousands, except per share amounts, and share data)

Company's executive officers and other Vice Presidents of the Company, and will vest at levels ranging from 0% of shares granted to 100% of shares granted, dependent upon the achievement of certain internal performance metrics for a term through the end of fiscal 2015.

Shareholders Rights Plan

In February 2006, the Board of Directors approved a shareholder rights plan and declared a dividend of one preferred share purchase right for each outstanding common share. Each right represents the right to purchase one hundredth of a share of Preferred Stock, at an exercise price of $100.00, subject to adjustment. The rights are only exercisable ten days after a person or group acquires, or commences a tender or exchange offer to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock. Subject to the terms of the shareholder rights plan and the discretion of the Board of Directors, each right would entitle the holder to purchase one share of common stock of the Company for each right at one-half of the then-current price. The rights expire in February 2016, but may be redeemed by action of the Board of Directors prior to that time at $0.001 per right.

Valuation and Expense Information

The Company recognizes compensation expense for all share based payment awards made to its employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. The Company calculates the value of employee stock options on the date of grant using the Black-Scholes model. This model is also used to estimate the fair value of employee stock purchases related to the Employee Stock Purchase Plan. The Company values restricted stock awards at the closing price of the Company's shares on the date of grant. The following table summarizes share based compensation expense related to share based payment awards, and employee stock purchases for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, which were allocated as follows:

	2011	2010	2009
Cost of Sales	$ 59	$ 162	$ 159
Research and Development	212	233	263
Sales and Marketing	534	472	1,483
General and Administrative	1,458	776	3,074
Share based compensation expense included in operating expenses	2,204	1,481	4,820
Share based compensation expense related to employee stock options, restricted stock, and employee stock purchases, net of tax	$ 2,263	$ 1,643	$ 4,979

The tax benefit and the resulting effect on cash flows from operations and financing activities related to share based compensation expense was not recognized as the Company currently provides a full valuation allowance against its deferred tax assets. As of September 30, 2011, total future compensation expense related to nonvested stock options and restricted stock is expected to be $0 and $2,193, respectively. This expense is anticipated to be recognized over a weighted average remaining period of 2.7 years, through the fourth quarter of fiscal 2015.

As share based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical and anticipated future experience.

(Dollars in thousands, except per share amounts, and share data)

NOTE 10 401(K) AND PENSION PLAN

All employees in North America over 21 years of age are eligible to participate in the 401(k) savings and profit sharing plan. Employees can contribute up to statutory maximums. The Company matches up to 4.0% of each participating employee's eligible compensation, also subject to statutory maximums. Employer contributions vest immediately. The 401(k) plan expense amounted to $749, $853, and $478 for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

The employees of the Company's foreign subsidiaries located in Finland and France participate in pension plans in which they receive defined benefit payments upon retirement. Neither the Company nor its direct and indirect foreign subsidiaries in Finland or France sponsor these pension plans, rather they are sponsored by the government of each such foreign country. Neither the Finnish nor the French foreign subsidiary has any obligation with respect to such plans, including any obligation to make payments, invest or otherwise manage plan assets or contributions or to pay benefits to employees once they reach retirement age. The only obligation of the foreign subsidiary is to pay premiums to the respective governments' pension insurance agency. The Company recognized expense of $1,182, $1,244 and $1,378 in fiscal years 2011, 2010 and 2009, respectively, related to such plan premiums.

NOTE 11 IMPAIRMENT AND RESTRUCTURING CHARGES

Impairment and restructuring charges consist of:

	2011	2010	2009
Impairment charges	$ —	$ 3,428	$ —
Restructuring charges	1,060	(40)	1,867
	$ 1,060	$ 3,388	$ 1,867

2011 Restructuring Charges

In 2011 the Company recorded $1,060 in net restructuring charges. During the fourth quarter of 2011 the Company recorded $1,312 related to severance benefits estimated for the termination of certain employees who performed primarily sales, engineering and management functions. During the fourth quarter of 2011 the Company determined that severance benefits and other payables related to previously recorded charges would be less than initially estimated and reduced the liabilities to reflect the current estimate of amounts to be paid. This revision was recorded as a $252 reduction in operating expenses in 2011.

(Dollars in thousands, except per share amounts, and share data)

The changes in the restructuring amounts included in accrued compensation and other liabilities were as follows:

	Accrued Compensation	Other Liabilities
Balance as of September 26, 2008	$ 1,730	$1,044
Charges from continuing operations	2,827	59
Revisions to original estimate	(154)	(556)
Cash paid	(2,006)	(211)
Balance as of September 25, 2009	$ 2,397	$ 336
Reclassification from vacation liability	208	—
Revisions to original estimate	(40)	—
Cash paid	(1,808)	—
Balance as of September 24, 2010	$ 757	$ 336
Charges from continuing operations	1,312	—
Revisions to original estimate	(175)	(77)
Cash paid	(177)	(75)
Balance as of September 30, 2011	$ 1,717	$ 184

During fiscal years 2011, 2010 and 2009 the Company paid cash of $252, $1,808 and $2,217, respectively, related to severance, contractual liabilities and lease termination costs. The majority of the remaining amounts are expected to be paid in fiscal 2012.

2010 Impairment and Restructuring Charges

During the first quarter of 2010 the Company determined that its goodwill was impaired, and therefore recorded a $3,428 charge to write-off this balance. The goodwill impairment charge was recorded as a result of the impairment test conducted during the first quarter of 2010 following the Company's restructuring that resulted in one operating segment. This restructuring constituted a triggering event as described by paragraph 35-10 of ASC Subtopic 350-20 "Goodwill." The impairment test considered the Company's average share price over a reasonable period of time and current projections of the underlying discounted cash flows of the Company. Neither of these approaches supported the carrying value of the asset.

During the first quarter of 2010 the Company determined that the severance benefits related to previously recorded restructuring charges would be less than initially estimated and reduced the liability to reflect the current estimate of amounts to be paid. This revision was recorded as a $40 reduction in operating expenses for the three months ended December 25, 2009.

2009 Restructuring Charges

In 2009 the Company recorded $2,886 in restructuring charges related to severance benefits estimated for the termination of certain employees who performed primarily sales, operations, manufacturing, and management functions, and for the write-off of tooling for a product that is no longer produced by the Company. In 2009 the Company also negotiated a settlement with a vendor related to a restructuring liability recorded in 2008, and also determined that payments related to certain severance benefits recognized in prior periods would be less than initially estimated. These adjustments were recorded as a $710 reduction in restructuring expenses in 2009. In 2009 certain liabilities assumed in the purchase of Clarity were adjusted to reflect current estimates of

(Dollars in thousands, except per share amounts, and share data)

amounts that will be paid to certain taxing authorities, former employees, and vendors. At the time of the business combination these liabilities were included in the calculation of goodwill. As the goodwill associated with the Clarity acquisition was determined to be impaired and written off in 2008, the 2009 adjustments to these liabilities totaling $309 were recorded as a net reduction to restructuring expense.

NOTE 12 GAIN ON SALE OF ASSETS

In the second quarter of 2009 the Company sold certain patents that were not currently used in the Company's products or research and development projects. These patents were internally developed and were not recorded as assets on the Company's balance sheet. As a result of the sale, the Company recorded a gain on sale of $2,850. The gain on sale recognized was net of transaction costs that were comprised primarily of legal and brokerage fees.

In the first quarter of 2009 the Company sold its digital signage software assets in two transactions. In November 2008 the Company sold certain assets related to digital signage software for gaming applications to Bally Gaming, Inc. In December 2008 the Company sold the remaining digital signage software assets to CS Software Holdings LLC. As a result of these transactions the Company recorded a gain on sale of $5,511. The gain on sale recognized was net of transaction costs which consisted primarily of legal and investment banking fees. The sale of these assets did not constitute the disposal of a component of the Company as defined by ASC Topic 205 and, accordingly, results related to the sale of digital signage software assets have not been reclassified to discontinued operations.

NOTE 13 BORROWINGS

The Company's credit agreement was amended on November 18, 2010 and allows for borrowing up to 80% of its eligible domestic accounts receivable with a maximum borrowing capacity of $12.0 million. As of September 30, 2011 the Company's borrowing capacity was the full $12.0 million. The credit agreement, as amended, has an interest rate of LIBOR + 3.0%, expires on December 1, 2011, and is secured by substantially all of the assets of the Company. There were no amounts outstanding under the Company's credit agreement as of September 30, 2011 and September 24, 2010. The credit agreement contains certain financial covenants, with which the Company was in compliance as of September 30, 2011. While the Company believes it will be in compliance with all the covenants through the term of the agreement, as amended, failure to comply with all applicable covenants, or to obtain waivers in the event of any non-compliance, would result in an event of default and could result in the acceleration of any amounts outstanding on the agreement, which in turn could lead to the inability to pay debts and the loss of control of certain assets.

On November 17, 2011 the Company entered into an amended and restated credit agreement. The credit agreement, as amended on November 17, 2011, has an interest rate of LIBOR + 1.75%, expires on December 1, 2013 and is secured by substantially all of the assets of the Company.

NOTE 14 BUSINESS SEGMENTS

Historically the Company was organized based on various display businesses and had reported four reportable segments: Industrial, Commercial, Control Room and Signage, and Home Theater. Under this structure the internal information provided to the Company's chief operating decision-maker included full income statement and balance sheet information for each of these reported segments. In the first quarter of 2010 the Company implemented a new organizational structure and compensation system which eliminated the Company's historical "business segment" structure, allowing a move to a leaner functional organization focused on driving overall results for the Company rather than focusing on business segment performance.

(Dollars in thousands, except per share amounts, and share data)

The Company evaluated the impact of these and other changes on its segment reporting and determined that the Company now has one operating segment as defined by ASC Topic 280, "Segment Reporting" and as such, the Company discloses detailed financial information (other than various market-based revenue breakdowns) for its consolidated results. As a result, the financial statement information provided in this Report for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are presented with one reportable segment, reflecting Planar's consolidated results.

NOTE 15 DERIVATIVES

The Company is exposed to certain foreign currency risks relating to its ongoing business operations, as the Euro is the functional currency of the Company's European subsidiaries. Historically the Company has managed this risk by periodically entering into forward exchange contracts to mitigate the income statement impact of fluctuations in the Euro value of its U.S. Dollar denominated cash deposits, accounts receivable, accounts payable, and the intercompany balances. Due to recent volatility in the foreign exchange market and the Company's strategic shift to preserve cash, the Company re-evaluated the use of forward contracts, which require cash settlement, to hedge against the non-cash translation risk of its U.S. Dollar net assets on Euro denominated subsidiaries. As a direct result of this re-evaluation and review, the Company adjusted its strategy in the second quarter of fiscal 2009, deciding not to put cash at risk, and no longer hedges foreign currency risk. This allows changes in the U.S. Dollar versus the Euro exchange rate to positively or negatively impact the Company's net income.

The Company had no outstanding forward exchange contracts as of September 30, 2011, September 24, 2010 and September 25, 2009.

When the Company enters into forward exchange contracts, they are not designated as hedging instruments under ASC Topic 815, "Derivatives and Hedging". Changes in the value of derivatives are recognized in the period in which the change occurs. When the Company enters into foreign exchange contracts they have historically been settled and renewed on a monthly basis in order to maintain a balance between the balance sheet exposures and contract amounts, and the fair value of the contracts is adjusted to market monthly. As indicated above, the Company did not have any open contracts at September 30, 2011 and September 24, 2010 and as such, no associated assets or liabilities were reflected in the consolidated balance sheet. The gains and losses recorded upon settlement of the contracts were recorded as non-operating expenses in the Company's consolidated statement of operations as follows:

	Amount of Loss Recognized in Net Loss on Derivatives	Location of Loss Recognized in Net Loss on Derivatives
Derivatives not designated as hedging instruments under ASC Topic 815:	**Twelve months ended Sept. 25, 2009**	
Foreign exchange contracts	$ (360)	Foreign Exchange, net
	$ (360)	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Report. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective. There were no significant changes in the Company's internal controls or in other factors during fiscal 2011 that could significantly affect the Company's internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a—15(f). Under the supervision and with the participation of the Company's management, including its CEO and CFO, the Company conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control—Integrated Framework*, the Company's management concluded that its internal controls over financial reporting were effective as of September 30, 2011.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance of Planar Systems, Inc.

Information as to Nominees and Continuing Directors.

The following table sets forth the names of the Board of Directors' nominees for election as a director and those directors who will continue to serve after the Annual Meeting. Also set forth is certain other information with respect to each such person's age at December 30, 2011, principal occupation or employment during at least the past five years, the periods during which he or she has served as a director of Planar and positions currently held with Planar.

	Age	Director Since	Expiration of Current Term	Position Held with Planar
Nominees for a Three-Year Term:				
Gerald K. Perkel	56	2005	2012	President, Chief Executive Officer and Director
David Sandberg	39	—	—	—
Continuing Directors:				
J. Michael Gullard	66	2006	2013	Director
Steven E. Wynne	59	1996	2013	Director
Carl W. Neun	68	2000	2014	Director
Gregory H. Turnbull	73	1986	2014	Chairman of the Board
Retiring Director:				
E. Kay Stepp	66	1998	2012	Director

Gerald K. Perkel. Mr. Perkel has served as President and Chief Executive Officer of the Company since September 2005. At that time, Mr. Perkel was also elected to the Board of Directors. Mr. Perkel served as President and Chief Executive Officer of Merant PLC, a provider of ECM (enterprise change management) software, from 2001 to 2004, when the company was acquired by Serena Software. Mr. Perkel served as president of the Office Printing Business at Xerox from 2000 to 2001. Prior to that, Mr. Perkel was President of the Color Printing and Imaging Business at Tektronix, Inc. from 1995 to 2000. Mr. Perkel brings the experience of a long career in operational and leadership roles in public technology companies and offers the Board of Directors additional insight regarding the Company's markets, technologies, business operations and management, and employee skills and abilities.

David Sandberg. Mr. Sandberg is the managing member, founder, and portfolio manager of Red Oak Partners, LLC, a New York-based hedge fund founded in March 2003, and the portfolio manager of the Red Oak Fund, LP and the Pinnacle Fund LLP. Previously, Mr. Sandberg co-managed JH Whitney & Co's $300 million Green River Fund from 1998-2002. He received a BA in Economics and BS in Industrial Management from Carnegie Mellon University. Mr. Sandberg presently serves on the Boards of SMTC Corporation, Asure Software, Inc., EDCI, Inc. and RF Industries, Ltd. Mr. Sandberg brings to the Board of Directors experience as a Chair of Audit, Compensation and Governance committees of public company boards. On January 27, 2012, the Company entered into an agreement (the "Red Oak Agreement") with Red Oak Partners, LLC and certain of its affiliates ("Red Oak"), including David Sandberg, as further described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 27, 2012. Pursuant to the Red Oak Agreement, the Company agreed, among other things, to nominate Mr. Sandberg for election to the Board of Directors at the Annual Meeting and Red Oak and each of the Company's directors and executive officers agreed to vote their shares in favor of the election of the Board's nominees and each of the other matters being acted upon at the Annual Meeting.

J. Michael Gullard. Mr. Gullard was elected to the Board of Directors in November 2006. Mr. Gullard is the founder and a General Partner of Cornerstone Management, a family of technology focused venture capital funds. Mr. Gullard received a BA from Stanford University and an MBA from the Graduate School of Business at Stanford University. Mr. Gullard also serves on the Board of Directors of Dyntek, Inc., Alliance Semiconductor, Inc., Proxim Corp., Selectica, Inc., and JDA Software, Inc. Mr. Gullard previously served on the Board of Directors of California Micro Devices Corporation and Transmeta Corporation. Mr. Gullard brings to the Board broad and significant entrepreneurial experience as a long time venture capital investor in technology companies. Mr. Gullard also brings extensive experience as a board member of a number of private and public technology companies.

Steven E. Wynne. Mr. Wynne has served as a Director of the Company since 1996. Mr. Wynne is currently Executive Vice President/Chief Marketing Officer of JELD-WEN, a manufacturer of windows, doors and other millwork products. He was previously Senior Vice President of The ODS Companies, a health insurance company, from January through December 2010. Mr. Wynne served as President and Chief Executive Officer of Sport Brands International, Ltd. ("SBI") from March 2004 to March 2007, when the Company was sold. SBI owned a number of companies that created, developed, produced and distributed sports apparel and footwear under the Fila, Cloudveil and Motionwear brands. From April 2001 to April 2002 and from April 2003 to February 2004, Mr. Wynne was a partner in the law firm of Ater Wynne LLP, Portland, Oregon, the Company's outside legal counsel. Mr. Wynne served as Acting Senior Vice President and General Counsel of FLIR Systems, Inc. from April 2002 to April 2003. Mr. Wynne served as Chairman and Chief Executive Officer of eteamz.com, an online community serving amateur athletics, from June 2000 until its sale to Active.com in December 2000. He served as President and Chief Executive Officer of adidas America from 1995 to 1999. Prior to that time, he was a partner in Ater Wynne LLP. Mr. Wynne received a bachelor's degree from Willamette University and a J.D. from Willamette University. Mr. Wynne also serves on the Board of Directors of FLIR Systems, Inc. Mr. Wynne brings to the Board of Directors his long and broad experience as outside legal counsel to public and private technology companies, including the Company. Mr. Wynne also brings experience as the CEO of several marketing and brand-driven companies as well as management and operational experience in other public and private companies.

Carl W. Neun. Mr. Neun became a Director of the Company in December 2000. From March 1993 to January 2000, Mr. Neun was Senior Vice President and Chief Financial Officer of Tektronix, Inc., a test and measurement company. From September 1987 through March 1993 he was Senior Vice President and Chief Financial Officer of Conner Peripherals, Inc., a disk drive company. Mr. Neun is Chairman of the Board of Powerwave Technologies, Inc. and a member of the Board of Directors of Radisys Corporation. He is past Chairman of the Board of Oregon Steel Mills, Inc. Mr. Neun has a bachelor's degree from Hamilton College and an MBA from the Wharton School at the University of Pennsylvania. Mr. Neun brings to the Board of Directors extensive financial and operational experience as a public company financial executive, as well as significant experience as a member of the board of directors of a number of other public companies. Based on his strong background and experience in finance and accounting matters for public companies, Mr. Neun qualifies as the Company's "audit committee financial expert."

Gregory H. Turnbull. Mr. Turnbull has served as a Director of the Company since 1986. He was elected as Chairman of the Board in September 2005. Mr. Turnbull has been a director of A.P. Pharma, Inc., a specialty pharmaceutical company, since 1986, serving as President and Chief Executive Officer of that company from October 2006 to July 2008, and as its Chief Financial Officer from January 2008 to February 2009. Previously, Mr. Turnbull was self-employed as a private investor and a consultant. Mr. Turnbull was a partner of Cable & Howse Ventures from 1983 to 1991 and served as an investment banker with Morgan Stanley & Co. and White, Weld & Co. prior to 1983. Mr. Turnbull received a BS in chemical engineering from Oregon State University and an MBA from Stanford University. Mr. Turnbull brings to the Board of Directors substantial experience as an investor, board member and executive of public and private technology companies. Mr. Turnbull's longstanding service as a member of the Company's Board of Directors for 25 years also provides a unique perspective on the Board as to the growth and development of the Company and its businesses.

E. Kay Stepp. Ms. Stepp's term as a member of the Board of Directors expires at the Annual Meeting. She has served as a Director of the Company since August 1998. From 2002 to 2009, Ms. Stepp was chair of the board of Providence Health and Services. From 1994 to 2002, she was principal and owner of Executive Solutions, Inc., a consulting firm providing services to executives and boards of directors. From 1989 to 1992, Ms. Stepp held the position of President and Chief Operating Officer of Portland General Electric Company ("PGE"), a Portland, Oregon electric utility company. From 1978 to 1989, Ms. Stepp held various other executive positions at PGE. Ms. Stepp serves on the Board of Directors of FranklinCovey Company (NYSE) and StanCorp Financial Group (NYSE). She is a former director of the Federal Reserve Bank of San Francisco. Ms. Stepp received a BA from Stanford University and an MA from the University of Portland. Ms. Stepp has brought a wealth of experience to the Board of Directors, including service in a variety of executive management and leadership positions with a publicly-traded utility company, experience as a consultant and counselor to senior executives and boards of directors of public and private companies and extensive experience as a board member with a number of public companies and a major regional health care organization.

Executive Officers

The following table sets forth certain information with respect to the executive officers of the Company as of December 30, 2011.

Name	Age	Position
Gerald K. Perkel	56	President and Chief Executive Officer
E. Scott Hildebrandt	56	Senior Vice President and Chief Financial Officer
Stephen M. Going	48	Senior Vice President, General Counsel and Secretary

Information concerning the principal occupation of Mr. Perkel is set forth under "Election of Directors." Information concerning the principal occupation during at least the last five years of the executive officers of the Company who are not also directors of the Company is set forth below.

E. Scott Hildebrandt. Mr. Hildebrandt was appointed Vice President and Chief Financial Officer of the Company in January 2005, and was appointed Senior Vice President in October 2011. Mr. Hildebrandt served as Senior Vice President and Chief Financial Officer of Merant PLC from November 2001 through May 2004 and served as Senior Vice President, Chief Financial Officer and Secretary of InFocus Corporation from June 1999 to November 2001. Before joining InFocus, Mr. Hildebrandt worked at Tektronix, Inc. in a variety of executive level positions, including Vice President and Corporate Treasurer, and as a CPA with Deloitte & Touche from 1978 to 1983. Mr. Hildebrandt received a BS in Business Administration with a concentration in accounting and computer science from Oregon State University.

Stephen M. Going. Mr. Going joined Planar as Vice President, General Counsel and Secretary in March 2007, and was appointed Senior Vice President in October 2011. From September 2005 to March 2007, Mr. Going served as Vice President, General Counsel and Secretary of Merix Corporation. Mr. Going served as Vice President, General Counsel and Secretary of Merant PLC from March 2002 to June 2004. From August 2000 to March 2002, Mr. Going was a partner in the Portland, Oregon office of Perkins Coie LLP, a large international law firm. Mr. Going has also been a Partner in the Portland, Oregon law firm Ater Wynne LLP, the Company's outside legal counsel. Mr. Going holds a BS in Business Administration with a concentration in Finance from Oregon State University and a Juris Doctorate from the UCLA School of Law.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons also are required to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such reports received by it with respect to fiscal year 2011 or written representations from certain reporting persons, the Company believes that all filing requirements applicable to its directors, officers and persons who own more than 10% of a registered class of the Company's equity securities have been complied with for fiscal year 2011, except that one Form 4 for each of Messrs. Neun and Wynne and Ms. Stepp was filed late.

Code of Ethics

The Company has adopted the Planar Employees' Code of Conduct that applies to all of the Company's directors, officers and employees. A copy of the Code of Conduct is incorporated by reference as an Exhibit to this Report. The Planar Employees' Code of Conduct is publicly available on the Company's website under the Investors section (at http://www.planar.com/CCBN/governance.cfm). None of the material on the Company's website is part of this Report. If there is any waiver from any provision of the Planar Employees' Code of Conduct to the Company's executive officers or directors, the Company will disclose the nature of such waiver on its website or in a report on Form 8-K.

Corporate Governance

Audit Committee. The Board of Directors has appointed a standing Audit Committee which, during the fiscal year ended September 30, 2011, conducted seven meetings. The Audit Committee is responsible for, among other things, overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements, monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance, and reviewing the independence and performance of the Company's independent auditors. The members of the Audit Committee during fiscal year 2011 were Mr. Neun, Mr. Gullard and Mr. Wynne. The Board of Directors has determined that Mr. Neun is an "audit committee financial expert," as such term is defined pursuant to rules promulgated by the Securities and Exchange Commission (the "SEC"). Messrs. Neun, Gullard and Wynne are each independent directors as defined by applicable SEC and Nasdaq Stock Market rules. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available in the "Investors" section of the Company's website at: *http://www.planar.com/CCBN/governance.cfm.*

Item 11. Executive Compensation

The Compensation Committee of the Company's Board of Directors (the "Committee"), comprised of three independent directors, determined all aspects of the Fiscal 2011 compensation arrangements for Gerald K. Perkel, the Company's President and Chief Executive Officer, Scott Hildebrandt, the Company's Chief Financial Officer, and Douglas K. Barnes, the Company's Vice President and General Manager (the foregoing executives are collectively referred to as "Named Executive Officers" or "NEOs") and one other executive officer. In order to provide some additional background and context for the discussion of Fiscal 2011 executive compensation that follows, the Executive Summary set forth below highlights the Company's 2011 business strategy and objectives, the Company's performance and the important linkage between those matters and the determinations made with respect to, and the results under, the Company's executive compensation arrangements.

Executive Summary

Background and Context: Overview of Recent History. During the Company's Fiscal years 2006 and 2007, the Company pursued a strategy to grow by reinvesting in the Company's legacy Custom and Embedded business and by developing or acquiring a collection of business assets focused on addressing various non-commodity or specialty display markets. It was during this period that the Company completed the acquisitions of Clarity Visual Systems, Inc. and Runco International, resulting in a balance sheet reflecting a net debt position. However, in Fiscal 2008 as the global financial and economic crisis started to become a reality the Company began to focus on solidifying its balance sheet. During Fiscal 2008 and throughout a portion of Fiscal 2010, the Company disposed of its medical display business, its digital signage software assets and certain other non-core properties and engaged in a variety of cost management actions including headcount reductions intended to drive higher profit levels, all of which resulted in the Company moving back to a positive cash position. These actions positioned the Company to weather the economic crisis and continue serving its customers and developing capabilities to address evolving display markets. During Fiscal 2010, the Company commenced a process to reevaluate its business operations and develop a strategy intended to drive longer term revenue growth and higher profit levels along with significant enhancement of shareholder value over a five-year time frame. The Company completed development of the operating growth strategy and this strategy (the "Fiscal 2011 Strategic Operating Plan" or the "Operating Strategy") was adopted during the second quarter of Fiscal 2011.

Fiscal 2011 Objectives and Performance Plans. The thrust of the Company's Operating Strategy is to drive revenue and profit increases by focusing on growth markets, primarily the market for digital signage, by allocating additional resources and reallocating existing resources from slower growing product areas to the Company's business operations with the highest growth potential. The focus of these new and existing resources is to significantly improve the Company's sales and marketing capabilities and by realigning and focusing the Company's organizational structure and culture to more efficiently support growth in those targeted markets. Throughout Fiscal 2011 the Company developed and implemented tactical action plans to support execution of the Operating Strategy. This effort has included the identification of various metrics to be used to measure the Company's progress and provide a means of assessing the Company's performance.

The Company's execution of the initial aspects of the Operating Strategy yielded positive results during Fiscal 2011 and the Company experienced revenue growth and Non-GAAP EBITDA improvement during the year when compared to the previous year as reflected by the following:

- **Overall Business Growth.** The Company's total revenue increased 6.2% compared with Fiscal 2010, which was the highest level of organic sales growth in eight years.
- **Growth in Key Strategic Markets**. Revenue associated with the Company's key strategic growth market—digital signage products—increased 32% compared with Fiscal 2010.
- **Broad Geographic Expansion.** Revenue increased in each of the three geographic regions in which the Company does business, including a 49% increase in the Company's revenue from its Asia-Pacific business.
- **Business Growth Leads to Profit Expansion**. In Fiscal 2011, the Company recorded its highest level of non-GAAP earnings per share in five years.

Review of Pay-for-Performance Relationship in Fiscal 2011. The compensation programs adopted by the Committee for Fiscal 2011 were intended to closely align compensation levels with successful completion of the multi-year Operating Strategy discussed above and, once the strategic plan was implemented, with achieving performance results consistent with the levels of growth and improvement established in the Fiscal 2011 Strategic Operating Plan. As a result, based on the Company achieving growth, especially related to Digital Signage revenue, during Fiscal 2011 (as illustrated above), the payout level under the Company's Fiscal 2011 Annual Performance Incentive Plan (or "APIP")—which is the Company's annual variable cash pay program—exceeded on-target levels reflecting a notable increase in the payout level when compared with the prior four fiscal years. In the four prior fiscal years (Fiscal 2007 through Fiscal 2010), payouts under the Company's APIP were, as a percentage of the on-target amount, 28%, 6%, 31% and 79%, respectively, clearly demonstrating the Committee's desire to link payouts under variable compensation plans with the fundamental performance of the business.

In addition, the Committee linked progress toward the Company's longer-term growth plans with payout under the Company's Fiscal 2011 Long Term Incentive Plan (or "LTIP")—which is the Company's multi-year performance-based equity compensation plan. Again, the growth achieved by the Company, in particular growth in total revenue, growth in revenue from the key strategic digital signage products business and increased non-GAAP gross margins, resulted in vesting at approximately on-target levels with respect to the restricted stock units available for vesting over the three year period (Fiscal 2011 through Fiscal 2013) under the LTIP. The Committee's efforts to align performance, which was judged to be good as a result of the business growth experienced by the Company in Fiscal 2011, and compensation levels is illustrated in the results under the LTIP for Fiscal 2011.

Objectives With Respect to Executive Compensation

The key objectives considered by the Committee when making determinations with respect to the Company's compensation plans and programs for the Company's Named Executive Officers are to:

- **Align Incentives with the Business Strategy**. The Committee endeavors to ensure that the Company's compensation plans and programs drive behaviors that are consistent with execution of the Company's business strategy.
- **Attract and Retain Talent**. The Committee desires to ensure that the Company's executive compensation plans and programs attract and motivate highly qualified and high performing executive officers and cause such persons to desire to continue providing their talent to the Company.
- **Create a Pay-for-Performance Environment**. Align the extent of executive earnings with the extent of demonstrated success achieving established goals and objectives.
- **Encourage Focus on Longer-Term Company-Wide Success**. The Committee desires to continue its use of equity compensation tools to encourage the executives to maintain focus on fundamental improvement in the Company's business operations enabling longer-term Company-wide growth that results in enhanced shareholder value.

Elements of Executive Compensation

In setting executive compensation for Named Executive Officers, the Committee considers the Company's desired market positioning with respect to each element separately as well as the value of the executive compensation program as a total package. The Committee strives to balance all of the compensation elements to arrive at what it believes is an appropriate and competitive compensation package that creates the desired incentives. For Fiscal 2011 the Company's executive compensation program consisted of five elements of compensation intended to reward and motivate executives in a manner consistent with the objectives stated above:

- Base Salary;
- Annual variable incentive cash compensation under the Company's Fiscal 2011 Annual Performance Incentive Plan (or "APIP");
- Multi-year equity incentive compensation in the form of restricted stock awards that vest based on achievement of performance measures under the Company's Fiscal 2011 Long-Term Incentive Plan ("LTIP");
- Standard fringe benefits available to all other employees; and
- Executive Perquisites

Base Salary. Base salary provides each NEO with a base level of income, and is paid on a bi-weekly schedule. The Committee's base salary decisions for an individual named executive officer take into account many factors, including the executive's experience, the executive's performance in the most recent fiscal year, the executive's current role and responsibilities with the Company, careful reference to relevant market data derived from publicly available sources, including third party surveys and reports or, when engaged, an independent compensation consultant and the Committee's view of the executive's future potential to drive value creation with the Company.

Variable Cash Incentive Compensation: Fiscal 2011 Annual Performance Incentive Plan ("APIP"). In Fiscal 2011 the Company provided the Named Executive Officers with the opportunity to earn annual incentive cash awards under an annual performance incentive plan called the Annual Performance Incentive Plan (the "APIP"). The APIP is intended to provide an incentive for members of senior management, including the Named Executive Officers, to drive achievement of the Company's shorter-term objectives which are typically derived from the annual operating financial plan approved by the Board of Directors. The target amount of the annual performance cash award is established each year as a percentage of base salary based on evaluation of numerous factors including those used to establish base salary. Awards are made only to the extent the Company meets or exceeds performance objectives or metrics established by the Committee for the applicable plan period.

Multi-Year Equity Incentive Compensation: Fiscal 2011 Long-Term Incentive Plan ("LTIP"). The Company has, over its history, used several forms of equity compensation including stock options, tenure-based restricted stock grants and performance-based restricted stock grants. However, in recent years the Committee has elected to use performance-based restricted stock grants when granting long-term incentive equity to its NEO's. In Fiscal 2011, the NEO's were awarded performance-based restricted stock units that vest based on the progress toward achievement, measured at the end of each fiscal quarter during the three-year period from the beginning of Fiscal 2011 through Fiscal 2013, of the aggregate amounts of total revenue, digital signage revenue and non-GAAP operating income before taxes (a measure of Company profitability) from the first three years of the Fiscal 2011 Strategic Operating Plan.

The Fiscal 2011 LTIP awards were comprised of newly issued shares under the 2009 Plan but also included amending the terms of the Fiscal 2009 LTIPs which vested based on the attainment of certain stock price levels which had become irrelevant. Given the limited equity resources available to the Company, the Committee determined that in this case it was not in the interest of the Company to allow such equity instruments to remain outstanding when they no longer provided any incentive value whatsoever. The following table shows the number of shares of restricted stock granted to Named Executive Officers that may be earned over the Fiscal 2011—Fiscal 2013 period under the Fiscal 2011 LTIPs:

Executive Officer	Newly Issued Shares	Additional Amended Shares	Total Targeted Shares
Gerald K. Perkel	106,667	213,333	320,000
E. Scott Hildebrandt	80,000	80,000	160,000
Douglas K. Barnes	33,333	66,667	100,000

Standard Employee Benefits. The Committee also establishes benefit programs based on assessment of competitive market factors, affordability to the Company and a determination of what is required to attract and retain talented personnel. Primary fringe benefits available to all employees, including executive officers, include general health, dental and vision plans, 401(k) savings plan and various insurance plans, including disability and life insurance. The named executive officers are eligible to participate in these plans on the same terms and conditions as all other eligible employees, including payment of a portion of the cost of such benefits.

Executive Perquisites. We provide to our President and Chief Executive Officer perquisites that are not provided to other employees. These perquisites resulted from the negotiation of the terms of Mr. Perkel's employment prior to the commencement of his employment with the Company and constitute a very small percentage of his total compensation. The Committee conducts an annual review of these non-standard perquisites. For more information regarding these non-standard perquisites, see footnote [5] to the Fiscal 2011 Summary Compensation Table.

Executive Compensation Methodology and Processes

Independent Review and Approval. The Committee makes all determinations with respect to the compensation of Named Executive Officers. For Fiscal 2011, the members of the Committee were E. Kay Stepp, who served as Chairperson, J. Michael Gullard and Gregory H. Turnbull, each of whom is an independent director who is not an employee of, or has any material business relationship with, the Company or its subsidiaries. The Committee evaluates the performance of the Company's Chief Executive Officer ("CEO") in relation to established goals and objectives. The Company's CEO plays a role in establishing the compensation of the other NEO's. The CEO presents an annual performance evaluation with respect to the other NEO's and presents recommendations to the Committee regarding compensation for the other NEO's. As noted above, the Committee has the ultimate authority to establish the compensation of all NEO's. The Committee exercises its independent judgment when approving executive compensation and does not delegate any substantive responsibilities relating to approval of the compensation of the NEO's. As such, the Committee has complete discretion to accept, reject, or modify any compensation recommendations made by the CEO with respect to other NEO's. See "Board of Directors Committees" section of Item 10 "Directors, Executive Officers, and Corporate Governance of Planar Systems, Inc." for a discussion of the Committee's Charter and a listing of the Committee's responsibilities

The Role of a Consultant to the Compensation Committee Retained in Fiscal 2011. During Fiscal 2011, the Committee engaged Mercer as its compensation consultant ("Consultant"). In this capacity, Mercer conducted a review of the Company's executive compensation programs relative to the Committee's desired market positioning guidance, including an analysis of the structure and levels of compensation provided by the Company as compared to published compensation survey data. Mercer also reviewed the Company's Long-Term Incentive Plan, the Company's existing Change of Control Agreements and evaluated the Company's governance practices with respect to compensation matters. Representatives of Mercer met with the Chair of the Committee and certain members of management to gather background information with respect to the Company, its business strategy and its compensation programs and practices. Mercer attended a meeting of the Committee and, based on its review and analysis of the Company's executive compensation plans and arrangements, including the foregoing, presented its analysis. The report of Mercer clarified that the Company's compensation plans and arrangements were operating in manner consistent with positioning determinations of the Committee, including that such arrangements have established a very strong linkage of compensation levels and Company performance metrics. Mercer advised the Committee that the Company's Change of Control Agreements were consistent with its recommended best practices and Mercer had no significant recommendations for changes to the Company's compensation-related governance practices.

Summary Compensation Table

The following table sets forth information regarding compensation for the Company's President and Chief Executive Officer and each of the other two highest paid executive officers (together, the "named executive officers") for fiscal years 2010 and 2011. All numbers are rounded to the nearest dollar.

Name	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Gerald Perkel,							
President and Chief	2011	$480,353	$590,565	$ —	$697,980	$27,459	$1,796,357
Executive Officer(5)	2010	461,155	207,026	—	287,500	27,669	983,350
E. Scott Hildebrandt,							
Senior Vice President and							
Chief Financial Officer	2011	320,334	286,089	—	316,081	9,800	932,304
	2010	311,129	85,869	—	131,752	9,800	538,550
Douglas K. Barnes,							
Vice President and General	2011	276,711	201,555	—	225,207	9,800	713,273
Manager(6)	2010	268,518	84,195	7,435	93,730	9,800	463,678

(1) Represents the aggregate grant date fair value recognized under FASB Accounting Standards Codification Topic 718, "Compensation-Stock Compensation" ("ASC Topic 718") in the applicable fiscal year with respect to performance based restricted stock awards and tenure-based restricted stock awards granted in

fiscal years 2011, 2010 and prior years. The valuation assumptions for our restricted stock grants are described in Footnote 9 to our financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2011.

(2) Represents the aggregate grant date fair value recognized under ASC Topic 718 in the applicable fiscal year with respect to stock options granted in prior years. The valuation assumptions for our stock options are described in Footnote 9 to our financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2011.

(3) Unless otherwise noted, all amounts listed under the Non-Equity Incentive Plan Compensation consist of amounts paid under our fiscal 2011 Annual Performance Incentive Plan (or "APIP").

(4) Except as otherwise described in the footnotes below, the amounts set forth under All Other Compensation represent matching amounts contributed on behalf of the named executive officer to the Company sponsored 401(k) employee savings plan covering all the Company's U.S. employees.

(5) The amount set forth for Mr. Perkel under All Other Compensation for fiscal 2011 includes $9,800 of 401(k) matching contributions, $15,640 for financial planning and tax services and $2,019 for supplemental life insurance premiums.

(6) Mr. Barnes' employment with the Company terminated effective as of November 4, 2011.

Outstanding Equity Awards At Fiscal Year End

The following table provides information regarding the number and estimated value of outstanding stock options and unvested stock awards held by each of the named executive officers at September 30, 2011.

		Option Awards				Stock Awards			
	Grant Date	Number of Securities underlying Unexercised Options: Exercisable	Number of Securities underlying Unexercised Options: Unexercisable	Option exercise price	Option expiration date	Number of shares or units of stock unvested	Market value of shares or units of stock unvested[(2)]	Equity Incentive Plan Awards: Number of unearned shares or units unvested[(3)]	Equity Incentive Plan Awards: Value of unearned shares or units unvested
Gerald K. Perkel	9/26/05	240,000[(1)]		$7.85	9/26/15				
	10/9/07							134,037	$266,734
	11/20/09					97,780	$194,582		
	9/27/10							106,667	$212,267
E. Scott Hildebrandt	11/22/05	120,000[(1)]		$9.44	11/22/15				
	4/11/07							40,352	$ 80,300
	11/20/09					40,556	$ 80,706		
	9/27/10							80,000	$159,200
Douglas K. Barnes[(4)]	10/29/04	20,000[(5)]		$9.85	10/29/14				
	8/11/05	5,000[(6)]		$7.71	8/11/15				
	12/8/05	30,000[(6)]		$9.50	12/8/15				
	4/11/07							11,887	$ 23,655
	10/9/07							30,000	$ 59,700
	11/20/09					37,224	$ 74,076		
	9/27/10							33,333	$ 66,333

(1) Options vested over 4 years, 25% on first anniversary, and 6.25% on the last day of the fiscal quarter thereafter. Options have a 10 year term.

(2) Shares vest quarterly over three years, through the end of fiscal 2012.

(3) Share vest based on the achievement of certain performance metrics for a term through the end of fiscal year 2015.

(4) Mr. Barnes' employment with the Company terminated effective as of November 4, 2011.

(5) Options vested over 4 years, 25% at 30 months and 25% semiannually thereafter. Options have a 10 year term.

(6) Options vested over 4 years, 25% on the first anniversary, and 6.25% quarterly thereafter. Options have a 10 year term.

Employment Agreements

The Company and Gerald Perkel have entered into an Executive Employment Agreement dated and effective as of September 26, 2005, that was amended and restated effective December 31, 2008 ("Employment Agreement"). The Employment Agreement had an initial term ending September 26, 2008, and provides that on each anniversary thereafter, the term of the Employment Agreement will be automatically extended by one additional year, unless either party gives 90 days prior written notice that the term of the Employment Agreement will not be so extended. If a "Change in Control" (as defined in the Employment Agreement) occurs during the term of the Employment Agreement, the Employment Agreement will continue in effect until two years after the Change in Control.

Pursuant to the Employment Agreement, in fiscal 2012 Mr. Perkel is paid a base salary of $481,750 per year and has an annual cash bonus target of 125% of his base salary. Mr. Perkel is entitled to receive such insurance and employment benefits as are available to other executive officers of the Company, plus certain additional life insurance benefits.

If Mr. Perkel's employment is terminated by the Company for "Cause" (as defined in the Employment Agreement) or if Mr. Perkel terminates his employment with the Company without "Good Reason" (as defined in the Employment Agreement), Mr. Perkel would be paid the amount of his base salary and annual bonus earned and payable through the effective date of such termination, together with any other compensation or benefits that have been earned but not yet paid to him.

If the Company terminates Mr. Perkel's employment other than for Cause or if Mr. Perkel terminates employment for Good Reason, or if the Company notifies Mr. Perkel that the term of his Employment Agreement will not be extended and not in connection with a change in control, he will be entitled to receive the following:

For a period of twenty-four (24) months following the effective date of his termination, the Company shall continue to pay Mr. Perkel his then current base salary, payable according to the Company's normal payroll practices;

If Mr. Perkel elects to continue his group health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), the Company will reimburse Mr. Perkel for the premiums paid by him for his COBRA continuation coverage for a period of up to eighteen (18) months following the effective date of termination;

Subject to the Company's ability to obtain such coverage under its group health plans and Mr. Perkel's eligibility under the Company's group health plans and following exhaustion of any applicable COBRA continuation periods, Mr. Perkel may continue his group health plans (medical, dental and vision) coverage for himself only, at his expense from the date he would otherwise lose coverage until he reached age 65;

The Company will pay the premiums to continue basic life, supplemental life and disability insurance coverage maintained by Mr. Perkel through the Company (or, if the terms of such plans do not permit coverage of former employee, the Company will pay the premiums for insurance providing substantially the same coverage) for a period of eighteen (18) months following the effective date of termination; and

Full vesting of Mr. Perkel's then-outstanding equity awards that would, by their terms, vest within twelve months of the effective date of termination, including one-third of all unvested or unearned restricted stock performance share grants (Long Term Incentive Plan equity grants).

If the Company terminates Mr. Perkel's employment other than for Cause or if Mr. Perkel terminates employment for Good Reason, or if the Company notifies Mr. Perkel that the term of his Employment Agreement will not be extended within twenty-four (24) months after a change in control of the Company, or if Mr. Perkel is terminated and a Change in Control occurs within ninety (90) days following his termination, Mr. Perkel will be entitled to receive the following:

A single payment equal to the higher of two times his annual base salary in effect just prior to the notice of termination or his base salary in effect immediately prior to the Change in Control, plus two times the higher of his target incentive for the year in which the notice of termination is given or his target incentive for the year in which the Change in Control occurs;

If Mr. Perkel elects to continue his group health benefits under COBRA, the Company will reimburse Mr. Perkel for the premiums paid by him for his COBRA continuation coverage (for himself and his dependents, if applicable) for a period of up to eighteen (18) months following the effective date of termination;

Subject to the Company's ability to obtain such coverage under its group health plans and Mr. Perkel's eligibility under the Company's group health plans and following exhaustion of any applicable COBRA continuation periods, Mr. Perkel may continue his group health plans (medical, dental and vision) coverage for himself only, at his expense from the date he would otherwise lose coverage until he reached age 65;

The Company will pay the premiums to continue basic life, supplemental life and disability insurance coverage maintained by Mr. Perkel through the Company (or, if the terms of such plans do not permit coverage of former employee, the Company will pay the premiums for insurance providing substantially the same coverage) for a period of twenty four (24) months following the effective date of termination; and

Full vesting of Mr. Perkel's then-outstanding equity awards including all unvested or unearned restricted stock performance share grants (Long Term Incentive Plan equity grants).

In the event that Mr. Perkel's employment is terminated as a result of his death or disability, the Company will (i) pay Mr. Perkel or his estate all compensation and benefits that have been earned but not yet paid, plus an amount equal to 18 months base salary; (ii) provide Mr. Perkel and/or Mr. Perkel's family with basic life, supplemental life, accident, medical and dental insurance benefits for a period of 18 months after termination; and (iii) accelerate the vesting of all outstanding stock options and stock grants (except certain stock grants with performance-based vesting) that would, by their terms, vest within 18 months after the date of termination of employment.

Executive Severance Agreements

The Company has entered into Amended and Restated Executive Severance Agreements (the "Agreements") with certain executive officers, including Messrs. Barnes and Hildebrandt. The Agreements are for a term ending on October 1, 2008, provided that on that date and each anniversary thereafter, the term of the Agreements will be automatically extended by one additional year unless either party gives 90 days prior written notice that the term of an Agreement will not be so extended. If a "Change in Control" (as defined in the Agreements) occurs during the term of Agreements, the Agreements will continue in effect until two years after the Change in Control.

E. Scott Hildebrandt. Under the Agreement between the Company and Mr. Hildebrandt, if the Company terminates his employment other than for cause or if the Company notifies Mr. Hildebrandt that the term of his Agreement will not be extended and not in connection with a change in control, he will be entitled to receive the following:

For a period of eighteen (18) months following the effective date of his termination, the Company shall continue to Mr. Hildebrandt his then current base salary, payable according to the Company's normal payroll practices;

If Mr. Hildebrandt elects to continue his group health benefits under COBRA, the Company will reimburse Mr. Hildebrandt for the premiums paid by him for his COBRA continuation coverage for a period of up to eighteen (18) months following the effective date of termination;

Subject to the Company's ability to obtain such coverage under its group health plans and Mr. Hildebrandt's eligibility under the Company's group health plans and following exhaustion of any applicable COBRA continuation periods, Mr. Hildebrandt may continue his group health plans (medical, dental and vision) coverage for himself only, at his expense from the date he would otherwise lose coverage until he reached age 65; and

The Company will make available to Mr. Hildebrandt for a period of twelve (12) months after termination outplacement services in an outplacement program and with a provider selected by the Company.

If Mr. Hildebrandt's employment is terminated without cause or if Mr. Hildebrandt terminates employment for Good Reason, or if the Company notifies Mr. Hildebrandt that the term of his Agreement will not be extended within twenty-four (24) months after a change in control of the Company, or if Mr. Hildebrandt is terminated and a Change in Control occurs within ninety (90) days following his termination:, Mr. Hildebrandt will be entitled to receive the following:

Each month for a period of eighteen (18) months following the effective date of Mr. Hildebrandt's termination the Company will continue to pay his base salary in affect at the time of termination, plus one-twelfth of 100% of the targeted annual incentive for the year in which notice of termination is delivered, payable according to the Company's normal payroll practices;

If Mr. Hildebrandt elects to continue his group health benefits under COBRA, the Company will reimburse Mr. Hildebrandt for the premiums paid by him for his COBRA continuation coverage (for himself and his dependents, if applicable) for a period of up to eighteen (18) months following the effective date of termination;

Subject to the Company's ability to obtain such coverage under its group health plans and Mr. Hildebrandt's eligibility under the Company's group health plans and following exhaustion of any applicable COBRA continuation periods, Mr. Hildebrandt may continue his group health plans (medical, dental and vision) coverage for himself only, at his expense from the date he would otherwise lose coverage until he reached age 65;

The Company will make available to Mr. Hildebrandt for a period of twelve (12) months after termination outplacement services in an outplacement program and with a provider selected by the Company; and

All outstanding options to purchase stock of the Company (or any successor) held by Mr. Hildebrandt that are subject to time-based vesting and all grants of restricted Company stock held by Mr. Hildebrandt that are subject to time-based vesting shall become fully vested as of the effective date of his termination. Upon a change of control all performance based restricted shares are converted to time-based restricted stock and would become fully vested as of the date of termination.

Douglas K. Barnes. Mr. Barnes' employment with the Company terminated effective as of November 4, 2011. Pursuant to the terms of the Agreement between the Company and Mr. Barnes, Mr. Barnes will receive the following in connection with the termination of his employment:

For a period of twelve (12) months following the effective date of his termination, the Company will continue to pay Mr. Barnes his then current base salary, payable according to the Company's normal payroll practices;

If Mr. Barnes elects to continue his group health benefits under COBRA, the Company will reimburse him for the premiums paid by him for COBRA continuation coverage for a period of up to eighteen (18) months following the effective date of the termination; and

The Company will make available to Mr. Barnes for a period of twelve (12) months after termination outplacement services in an outplacement program and with a provider selected by the Company.

Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid by a public Company to its Chief Executive Officer and certain other highly compensated executive officers to $1.0 million in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

The Company believes that it is important to preserve flexibility in administering compensation programs in a manner designed to attract, retain and reward high-performing executives or promote varying corporate goals. Accordingly, the Company has not adopted a policy that all compensation must qualify as deductible under Section 162(m). Amounts paid under any of the Company's compensation programs, including base salaries, annual performance incentive plan and restricted stock that vest over time may not qualify under the IRS rules as compensation excluded from the limitation on deductibility.

Equity Compensation Plan Information

The following table provides information with respect to the shares of Common Stock that may be issued under the Company's existing equity compensation plans as of September 30, 2011. The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by the Company in connection with mergers and acquisitions of the companies which originally granted those options. Footnote (3) to the table sets forth the total number of shares of Common Stock issuable upon the exercise of those assumed options as of September 30, 2011, and the weighted average exercise price of those options.

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders[(1)]	307,838	$ 12.45	1,699,111
Equity Compensation Plans Not Approved by Shareholders[(2)]	768,949	9.19	—
Total	1,076,787	$ 10.12	1,699,111

(1) Consists of the Company's Amended and Restated 1993 Stock Option Plan for Nonemployee Directors, 1996 Stock Incentive Plan, 2004 Employee Stock Purchase Plan and 2009 Incentive Plan.

(2) Consists of the Company's 1999 Nonqualified Stock Option Plan, the Company's 2007 New Hire Incentive Plan and nonqualified stock options granted under individual inducement plans to Gerald K. Perkel in fiscal 2005, E. Scott Hildebrandt in fiscal 2006, and Stephen M. Going in fiscal 2007. All of these stock options have an exercise price equal to the fair market value of the Common Stock on the date the option was granted. All other options granted before fiscal year 2007 have a ten-year term and vested over a four-year period, with 25% vesting on the first anniversary of the date of grant and 6.25% vesting quarterly thereafter. Options granted after fiscal year 2007 have a seven-year term and vested over a three-year period, with one-third vesting on each of the first three anniversaries of the date of grant.

(3) The table does not include information for equity compensation plans assumed by the Company in connection with acquisitions of the companies which originally established those plans. As of September 30, 2011, a total of 75,920 shares of Common Stock were issuable upon exercise of outstanding options under those assumed plans. The weighted average exercise price of those outstanding options is $6.63 per share. No additional options may be granted under those plans.

The 1999 Nonqualified Stock Option Plan. The 1999 Nonqualified Stock Option Plan (the "Nonqualified Plan") was not approved by shareholders. No shares are available for future option grants under the Nonqualified Plan. Options were available for grant under the Nonqualified Plan to employees of the Company who were neither officers nor Directors at the time of grant. The Board of Directors authorized 1,565,000 shares of Common Stock for issuance under the Nonqualified Plan. All options were granted with an exercise price per share equal to the fair market value per share of Common Stock on the grant date. Each option is subject to vesting in installments over the optionee's period of service with the Company. All options are non-statutory options under the federal tax law. As of September 30, 2011, options covering 324,949 shares of Common Stock were outstanding under the Nonqualified Plan and options covering zero shares had been exercised. As noted above, as of September 30, 2011, zero shares remained available for future option grants.

2007 New Hire Incentive Plan. The 2007 New Hire Incentive Plan (the "New Hire Incentive Plan") was not approved by shareholders. No shares are available for future grants under the New Hire Incentive Plan. Options were available for grant under the New Hire Incentive Plan only as an inducement to employment to persons not previously employed by the Company (including employees hired in connection with a merger or acquisition) or rehired after a bona fide period of interruption of employment. The Board of Directors authorized 400,000 shares of Common Stock for issuance under the New Hire Incentive Plan. All options were granted with an exercise price per share equal to the fair market value per share of Common Stock on the grant date. Each option is subject to vesting in installments over the optionee's period of service with the Company. All options are non-statutory options under the federal tax law. As of September 30, 2011, options covering 14,000 shares of Common Stock were outstanding under the New Hire Incentive Plan and, as noted above, zero shares remained available for future option grants.

2009 Incentive Plan. On November 20, 2009, the Company's shareholders approved the Planar Systems, Inc. 2009 Incentive Plan (the "2009 Plan"). The 2009 Plan replaced the Company's Amended and Restated 1993 Stock Incentive Plan for Nonemployee Directors, Clarity Visual Systems, Inc. 1995 Stock Incentive Plan, Clarity Visual Systems, Inc. Non-Qualified Stock Option Plan, 1996 Stock Incentive Plan, 1999 Nonqualified Stock Option Plan, 2007 New Hire Incentive Plan, and any individual inducement award, which are collectively referred to here as the "Prior Plans." The 2009 Plan authorizes the issuance of 1,300,000 shares of our common stock. In addition, up to 2,963,375 shares subject to awards outstanding under the Prior Plans on the date the 2009 Plan was approved by the Company's shareholders may become available for issuance under the 2009 Plan to the extent that these shares cease to be subject to the awards (such as by expiration, cancellation or forfeiture of the awards). The maximum number of shares that may be issued under the 2009 Plan is 4,263,375 shares, including shares that may become available from the Prior Plans. The Company issued a total of 817,167 shares of restricted stock to employees in 2011. In the Proxy Statement dated October 16, 2009 issued in connection with the approval of the 2009 Plan, the Company pledged (the "Burn Rate Pledge") to limit its average annual "burn rate" (shares issued to employees, directors, and consultants under its compensatory equity arrangements) to 6.3% of the Company's weighted average legally issued and outstanding shares. The 817,167 full value shares issued in fiscal 2011 represented 6.0% of the Company's 20,290,641 weighted average legally issued and outstanding shares for fiscal 2011 (with full value shares such as those issued by the Company during fiscal 2011 deemed to equal 1.5 shares per the terms of the Burn Rate Pledge).

DIRECTOR COMPENSATION

The Chairman of the Board receives an annual retainer of $60,000. Nonemployee directors of the Company, other than the Chairman, receive a $35,000 annual retainer. Audit Committee members receive an annual retainer of $12,000 and the Chair of the Audit Committee receives an additional annual retainer of $7,000. Compensation Committee members receive a $9,000 annual retainer, and the Chair of the Compensation Committee receives an additional annual retainer of $5,000. Governance Committee members receive an annual retainer of $5,000 and the Chair of the Governance Committee receives an additional annual retainer of $2,500. In fiscal year 2011, each nonemployee director also received 18,000 shares of restricted stock that vest on the earlier of one year after the date of grant or the date of the Company's next annual meeting of shareholders. The closing price of the Company's shares on the date of grant was $2.91 per share. Under certain circumstances, the nonemployee directors of the Company are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings.

The table below summarizes the compensation paid to our nonemployee directors for the fiscal year ended September 30, 2011:

Director Name	Fees earned or paid in cash ($)	Restricted Stock awards ($)(1)(2)	Stock Option awards ($)(3)	Total ($)
J. Michael Gullard	$56,000	$44,780	$—	$100,780
Carl W. Neun	54,000	44,780	—	98,780
E. Kay Stepp	53,500	44,780	—	98,280
Gregory H. Turnbull	71,250	44,780	—	116,030
Steven E. Wynne	53,750	44,780	—	98,530

(1) Represents the amount of compensation expense recognized under ASC Topic 718 in fiscal year 2011 with respect to shares of time-based restricted stock awarded in fiscal year 2011.
(2) The aggregate number of shares of unvested restricted stock outstanding as of September 30, 2011 for each nonemployee director was 18,000.
(3) The aggregate number of stock options outstanding at September 30, 2011 was as follows: Mr. Gullard—16,000; Mr. Neun—36,000; Ms. Stepp—36,000; Mr. Turnbull—57,338; Mr. Wynne—32,000.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference the information set forth under the captions "Executive Compensation—Equity Compensation Plan Information" above in Part III, Item 11 "Executive Compensation."

The following table sets forth certain information regarding the ownership of Common Stock as of December 30, 2011 with respect to: (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's nominees for election as director, (iv) each of the Company's named executive officers, and (v) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock Outstanding
Royce & Associates, LLC(2) 745 Fifth Avenue New York, NY 10151	2,023,752	9.9%
Renaissance Technologies Corp.(3) 800 Third Avenue New York, NY 10022	1,084,900	5.3
Dimensional Fund Advisors LP(4) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,135,653	5.6
Central Square Management LLC(5) Kelly Cardwell 27475 Ferry Road Warrenville, IL 60555	1,002,356	4.9
Gerald K. Perkel	767,587	3.7
E. Scott Hildebrandt	331,556	1.6
Douglas K. Barnes	186,062	*
J. Michael Gullard	86,845	*
Carl W. Neun	100,267	*
David Sandberg(6)	207,019	1.0
Gregory H. Turnbull	170,412	*
Steven E. Wynne	90,267	*
Executive Officers and Directors as a group (9 persons)	2,105,521	10.0

* less than one percent

(1) Beneficial ownership is determined in accordance with rules of the SEC, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from December 30, 2011 and shares of restricted stock that vest within 60 days from December 30, 2011 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person, but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of (i) shares of restricted stock that will vest within 60 days of December 30, 2011; and (ii) shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of December 30, 2011 is as follows: Mr. Perkel—240,000; Mr. Gullard—34,000; Mr. Neun—54,000; Mr. Sandberg—0; Mr. Turnbull—75,338; Mr. Wynne—50,000; Mr. Hildebrandt—120,000; Mr. Barnes—55,000; and all directors and officers as a group—752,338.

(2) This information as to beneficial ownership is based on a Schedule 13G filed by Royce & Associates, LLC ("Royce") with the SEC on January 20, 2012. The Schedule 13G states that Royce is the beneficial owner of 2,023,752 shares of Common Stock, as to which it has sole voting power and sole dispositive power.

(3) This information as to beneficial ownership is based on a Schedule 13G filed by Renaissance Technologies Corp. and James H. Simons ("Renaissance") with the SEC on February 11, 2011. The Schedule 13G states that Renaissance is the beneficial owner of an aggregate of 1,084,900 shares of Common Stock, as to which it has sole voting power and sole dispositive power.

(4) This information as to beneficial ownership is based on a Schedule 13G filed by Dimensional Fund Advisors Inc. ("Dimensional") with the SEC on February 11, 2011. The Schedule 13G states that Dimensional is the beneficial owner of an aggregate of 1,135,653 shares of Common Stock, including 1,113,748 shares as to which it has sole voting power and 1,135,653 shares as to which it has sole dispositive power.

(5) This information as to beneficial ownership is based on a Schedule 13G filed by Central Square Management LLC and Kelly Cardwell (the "Reporting Persons") with the SEC on December 2, 2011. The Schedule 13G states that the Reporting Persons are the beneficial owner of an aggregate of 1,002,356 shares of Common Stock, as to which they have shared voting and dispositive power.

(6) Includes 158,100 shares of Common Stock held by The Red Oak Fund, LP ("Red Oak Fund") and 48,919 shares of Common Stock held by Pinnacle Fund LLLP ("Pinnacle"). Both Red Oak Fund and Pinnacle are affiliates of Red Oak Partners, LLC. David Sandberg is the managing member of Red Oak Partners, LLC and has sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Red Oak Fund and Pinnacle and the power to vote or direct the vote of all such shares.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Since September 25, 2010, there has not been any transaction or series of transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of the Company's common stock, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than the arrangements with Mr. Barnes in connection with the termination of his employment, and compensation arrangements with the Company's executive officers and directors, all on terms described under "Executive Compensation" above. The Audit Committee is responsible for the review and approval of all related party transactions.

The Board of Directors has determined that J. Michael Gullard, Carl W. Neun, E. Kay Stepp, David Sandberg, Gregory H. Turnbull and Steven E. Wynne are "independent" as defined by applicable Nasdaq Stock Market rules.

Item 14. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended September 30, 2011 and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that fiscal year were $500,180. Fees billed by KPMG LLP for those services for the fiscal year ended September 24, 2010 were $532,000.

Tax Fees. The aggregate fees billed by KPMG LLP for professional services for tax compliance, tax advice, tax planning and fees relating to federal, state, local and international tax filings were $133,549 for the fiscal year ended September 30, 2011. The aggregate fees billed for tax compliance, tax advice and tax planning were $138,000 for the fiscal year ended September 24, 2010.

All Other Fees. KPMG LLP billed no additional fees for services other than as described above under "Audit Fees" and "Tax Fees" for the fiscal years ended September 30, 2011 and September 24, 2010.

All services to be provided by KPMG LLP are required to be approved by the Audit Committee, in advance. The audit and audit-related services are approved annually. These services include, but are not limited to, the annual financial statement audit, statutory audits of certain foreign subsidiaries and reviews of consolidated quarterly results as reported on Form 10-Q. With respect to services for other than audit and audit related services, at least annually, the independent auditor submits to the Audit Committee, for its approval, anticipated engagements for the ensuing year, at the time the Audit Committee reviews and approves the annual audit engagement. In conjunction with the Audit Committee's regularly scheduled meetings, the independent auditor presents to the Audit Committee for pre-approval any proposed engagements not previously reviewed and approved. In the event that an audit or non-audit service requires approval prior to the next regularly scheduled meeting of the Audit Committee, the auditor must contact the Chair of the Audit Committee to obtain such approval. The approval must be reported to the Audit Committee at its next regularly scheduled meeting.

Part IV

Item 15. Exhibits and Financial Statement, Schedules

(a)(1) Financial Statements

The financial statements of Planar Systems, Inc. as set forth under Item 8 are filed as part of this Report.

(a)(2) Financial Statement Schedules

Financial statement schedules have been omitted as the required information is inapplicable, not required, or is presented in the financial statements or the related notes thereto.

The independent registered public accounting firm report with respect to the above-listed financial statements appears on page 31 of this Report.

(a)(3) Exhibits

Exhibit Number	Title
2.1	Agreement and Plan of Merger and Reorganization by and among Planar Systems, Inc., Cornell Acquisition Corporation, Clarity Visual Systems, Inc. and certain other parties date as of July 18, 2006 (4)
2.2	Asset Purchase Agreement by and among Compton Acquisition, Inc., Runco International, Inc., and the stockholders of Runco International, Inc., dated as of May 23, 2007 (17)
2.3	Stock Purchase Agreement by and among NDS Surgical Imaging, LLC, NDS Imaging Holdings, LLC and Planar Systems, Inc., dated as of August 6, 2008 (23)
3.1	Second Restated Articles of Incorporation of Planar Systems, Inc. (1)
3.2	Second Restated Bylaws of Planar Systems, Inc. (7)
3.3	Amendment to Second Restated Articles of Incorporation of Planar Systems, Inc. (2)
3.4	Second Amendment to Second Restated Articles of Incorporation of Planar Systems, Inc. (3)
3.5	Fourth Amendment to Second Restated Bylaws of Planar Systems, Inc. (20)
4.1	Specimen stock certificate (1)
4.2	Rights Agreement dated as of February 3, 2006 between Planar Systems, Inc. and Mellon Investor Services, LLC. (3)
10.1	Lease agreement dated as of May 20, 1998 between Metra Corporation and Planar International, Ltd (English translation) (5)
10.2	1996 Stock Incentive Plan* (6)
10.3	Planar Systems, Inc. 1999 Nonqualified Stock Option Plan* (7)
10.4	Planar Systems, Inc. Deferred Compensation Plan* (7)
10.5	Lease agreement dated August 23, 2001 between Amberjack, Ltd. and Planar Systems, Inc. (8)
10.6	Addendum to lease agreement dated August 23, 2001 between Amberjack, Ltd. and Planar Systems, Inc. (8)
10.7	Planar Systems, Inc. 2004 Employee Stock Purchase Plan* (10)
10.8	Executive Employment Agreement by and between Planar Systems, Inc. and Gerald Perkel dated September 26, 2005* (11)

Exhibit Number	Title
10.9	Letter Agreement between Scott Hildebrandt and Planar Systems, Inc. dated as of November 22, 2005* (12)
10.10	Amended and Restated Planar Systems, Inc 1993 Stock Option Plan for Nonemployee Directors (13)
10.11	Clarity Visual Systems, Inc. 1995 Stock Incentive Plan* (14)
10.12	Clarity Visual Systems Inc. Non-Qualified Stock Option Plan* (14)
10.13	Lease Agreement dated as of December 27, 2006 between Techpointe Commons and Planar Systems, Inc. (15)
10.14	Terms of Employment between Planar Systems, Inc. and Stephen Going dated as of January 22, 2007* (16)
10.15	Form of Executive Severance Agreement dated and effective as of June 25, 2007 (Douglas Barnes, Mark Ceciliani, Kris Gorriaran, and Stephen Going)* (18)
10.16	Form of Executive Severance Agreement dated and effective as of June 25, 2007 (Scott Hildebrandt)* (18)
10.17	Form of Fiscal Year 2008 to Fiscal Year 2010 Long Term Incentive Plan Award Agreement* (19)
10.18	Planar Systems, Inc. 2007 New Hire Incentive Plan* (24)
10.19	Lease agreement dated as of September 20, 2007 between Equastone Amberglen, LLC and Planar Systems, Inc. (21)
10.20	Form of Indemnification Agreement for Officers and Directors (22)
10.21	Form for Performance Share Agreement between Planar Systems, Inc. and Gerald Perkel, Scott Hildebrandt, Douglas Barnes, and Stephen Going* (25)
10.22	Form for Performance Share Amendment between Planar Systems, Inc. and Gerald Perkel, Scott Hildebrandt, Douglas Barnes, and Stephen Going* (25)
10.23	Form for Performance Share Amendment and Form for Restricted Stock Agreement between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, Douglas Barnes, and Stephen Going dated as of December 14, 2009* (26)
10.24	Form for Restricted Stock Notice between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, Douglas Barnes, and Stephen Going dated as of November 20, 2009* (26)
10.25	Planar Systems, Inc. 2009 Incentive Plan* (26)
10.26	Amended and Restated Credit Agreement dated as of December 1, 2009 between Planar Systems, Inc. and Bank of America, N.A. (27)
10.27	Form of Restricted Stock Award Notice between Planar Systems, Inc. and J. Michael Gullard, Carl W. Neun, E. Kay Stepp, Gregory H. Turnbull, and Steven E. Wynne dated as of February 16, 2010* (28)
10.28	2004 Employee Stock Purchase Plan as amended February 16, 2010* (28)
10.29	Amendment to Amended and Restated Credit Agreement dated as of March 10, 2010 (28)
10.30	Second Amendment to Amended and Restated Credit Agreement by and between Planar Systems, Inc. and Bank of America, N.A., entered into effective as of November 18, 2010 (29)
10.31	Planar Amberglen 1195 Building Second Amendment to Lease by and between Planar Systems, Inc. and Amberglen Properties Limited Partnership, dated as of October 14, 2010 (30)

Exhibit Number	Title
10.32	Planar Amberglen 1400 Building First Amendment to Lease by and between Planar Systems, Inc. and Amberglen Properties Limited Partnership, dated as of October 14, 2010 (30)
10.33	Form for Performance Share Amendment between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, Douglas Barnes, and Stephen Going dated September 22, 2010* (30)
10.34	Form for Restricted Stock Notice and Form for Restricted Stock Agreement between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, Douglas Barnes, and Stephen Going dated September 27, 2010* (30)
10.35	Form for Restricted Stock Agreement between Planar Systems, Inc. and J. Michael Gullard, Carl W. Neun, E. Kay Stepp, Gregory H. Turnbull, and Steven E. Wynne dated as of February 17, 2011* (31)
10.36	First Amendment to Lease by and between Planar Systems, Inc. and St. Paul Fire and Marine Insurance Company, dated as of May 1, 2011 (32)
10.37	Form for Restricted Stock Award Notice between Planar Systems, Inc. and Stephen Going dated as of September 30, 2011* (33)
10.38	Lease amendment dated as of April 20, 2011 between VARMA and Planar Systems, Oy (English translation) (33)
14.0	Code of Conduct of Planar Systems, Inc. (9)
21.0	Subsidiaries of Planar Systems, Inc. (33)
23.0	Consent of KPMG LLP, Independent registered public accounting firm (33)
24.0	Power of Attorney (included on Signature Page)
31.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document** (33)
101.SCH	XBRL Taxonomy Extension Schema Document** (33)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document** (33)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document** (33)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document** (33)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document** (33)

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-71020), declared effective on December 15, 1993.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 27, 1996.

(3) Incorporated by reference to the Company's Registration Statement on Form 8-A filed on February 9, 2006.

(4) Incorporated by reference to the Company's Current Report on Form 8-K filed July 21, 2006.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 25, 1998.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 26, 1997.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 24, 1999.
(8) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 28, 2001.
(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 26, 2003.
(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.
(11) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2005.
(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 29, 2005.
(13) Incorporated by reference to the Company's Proxy Statement dated December 22, 2005 filed on December 29, 2005.
(14) Incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-138064) filed on October 18, 2006.
(15) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 2006.
(16) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2007.
(17) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 30, 2007.
(18) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 15, 2007.
(19) Incorporated by reference to the Company's Current Report on Form 8-K filed on October 15, 2007.
(20) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 14, 2007.
(21) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 2007.
(22) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 28, 2008.
(23) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 12, 2008.
(24) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 28, 2007.
(25) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 26, 2008.
(26) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 25, 2009.
(27) Incorporated by reference to the Company's Current Report on Form 8-K filed December 7, 2009.
(28) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 26, 2010.
(29) Incorporated by reference to the Company's Current Report on Form 8-K filed November 23, 2010.
(30) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010.
(31) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2011.
(32) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2011.
(33) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2011.

* This exhibit constitutes a management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLANAR SYSTEMS, INC

January 27, 2012

By: /s/ SCOTT HILDEBRANDT

Scott Hildebrandt
Vice President
Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.

/s/ GERALD K. PERKEL Gerald K. Perkel	President, Chief Executive Officer, Director (Principal Executive Officer)	January 27, 2012
/s/ SCOTT HILDEBRANDT Scott Hildebrandt	Vice President and Chief Financial Officer, (Principal Financial and Accounting Officer)	January 27, 2012
/s/ CARL NEUN* Carl Neun	Director	January 27, 2012
/s/ E. KAY STEPP* E. Kay Stepp	Director	January 27, 2012
/s/ GREGORY H. TURNBULL* Gregory H. Turnbull	Chairman	January 27, 2012
/s/ STEVEN E. WYNNE* Steven E. Wynne	Director	January 27, 2012
/s/ MICHAEL GULLARD* Michael Gullard	Director	January 27, 2012

* By /s/ SCOTT HILDEBRANDT

Scott Hildebrandt
Attorney-in-fact

[THIS PAGE INTENTIONALLY LEFT BLANK]

PLANAR

BOARD OF DIRECTORS

J. Michael Gullard
Founder and General Partner,
Cornerstone Management
Menlo Park, California
2006[1]

Carl W. Neun
Portland, Oregon
2000[1]

Gerald K. (Gerry) Perkel
President and Chief Executive Officer,
Planar Systems, Inc.
Beaverton, Oregon
2005[1]

E. Kay Stepp
Portland, Oregon
1998[1]

Gregory H. Turnbull (Chairman)
Palo Alto, California
1986[1]

Steven E. Wynne
Executive Vice President
and Chief Marketing Officer
JELD-WEN, Inc.
Portland, Oregon
1996[1]

[1] *Year elected to the board*

CORPORATE OFFICERS

Gerald K. (Gerry) Perkel
President and
Chief Executive Officer

E. Scott Hildebrandt
Vice President and
Chief Financial Officer

Stephen M. Going
Vice President,
General Counsel and Secretary

PLANAR OPERATIONS

Corporate Headquarters
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon
97006-1992, USA
Toll-Free: +1.866.475.2627
(United States and Canada)
Phone: +1.503.748.1100
Fax: +1.503.748.1244
Email: sales@planar.com

Additional Locations and Offices
Espoo, Finland
Albi, France
Paris, France
Rome, Italy
Shanghai, People's Republic of China
Taipei, Taiwan

INVESTOR RELATIONS

Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon
97006-1992, USA
Phone: +1.503.748.1100
Fax: +1.503.748.1541
Email: invest@planar.com

Information on Planar products, technologies, conference calls and financial reports, plus a press release archive, can be found at www.planar.com.

The annual meeting of shareholders will be held March 8, 2012.

COMMON STOCK INFORMATION

The common stock of Planar Systems, Inc. trades on the NASDAQ Global Market under the Symbol "PLNR." The Company has never paid and does not anticipate paying dividends in the foreseeable future.

Legal Counsel
Ater Wynne LLP
Portland, Oregon

Independent Auditor
KPMG LLP
Portland, Oregon

Transfer Agent
BNY Mellon
Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey
07310-1900, USA
Phone: +1.877.289.7095
TDD: +1.800.231.5469
Web: www.bnymellon.com/shareowner/isd

PLANAR™

www.planar.com

PLANAR™

When image experience matters.

2011 ANNUAL REPORT